   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 2000

                                                      REGISTRATION NO. 333-94767
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------
                        COMTECH TELECOMMUNICATIONS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              -------------------

                   DELAWARE                                     11-2139466
(STATE OR OTHER JURISDICTION OF INCORPORATION)    (I.R.S. EMPLOYER IDENTIFICATION NUMBER)

                                105 BAYLIS ROAD
                            MELVILLE, NEW YORK 11747
                                 (516) 777-8900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------
                                 FRED KORNBERG
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                        COMTECH TELECOMMUNICATIONS CORP.
                                105 BAYLIS ROAD
                            MELVILLE, NEW YORK 11747
                           TELEPHONE: (516) 777-8900
                              FAX: (516) 777-8877
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                              -------------------
                          COPIES OF COMMUNICATIONS TO:

     ROBERT A. CANTONE, ESQ.                     THOMAS A. LITZ, ESQ.
       PROSKAUER ROSE LLP                        THOMPSON COBURN LLP
          1585 BROADWAY                   ONE MERCANTILE CENTER, 34TH FLOOR
    NEW YORK, NEW YORK 10036                  ST. LOUIS, MISSOURI 63101
   TELEPHONE: (212) 969-3000                  TELEPHONE: (314) 552-6000
       FAX: (212) 969-2900                       FAX: (314) 552-7000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


PROSPECTUS (SUBJECT TO COMPLETION)
Issued February 17, 2000


                                2,300,000 SHARES

                                 [COMTECH LOGO]

                                  COMMON STOCK

                              -------------------

    Comtech Telecommunications Corp. is selling 2,300,000 shares of common stock. Our common stock is traded on the Nasdaq National Market under the symbol CMTL. On February 15, 2000, the closing sale price of our common stock was $19.00 per share.


                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE 'RISK FACTORS' BEGINNING ON PAGE 5.

                                                                PER SHARE         TOTAL
                                                              -------------   -------------
Public offering price.......................................  $               $
Underwriting discounts......................................  $               $
Proceeds, before expenses, to Comtech.......................  $               $

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Comtech has granted an option to the underwriters to purchase a maximum 345,000 shares of common stock from Comtech within 30 days following the date of this prospectus to cover over-allotments.

    The underwriters are severally underwriting the shares of common stock being offered. The underwriters expect to deliver the shares to purchasers in New
York, New York on          , 2000.

                              -------------------

       ABN AMRO ROTHSCHILD                          STIFEL, NICOLAUS & COMPANY
A DIVISION OF ABN AMRO INCORPORATED                        INCORPORATED

                          HCFP/BRENNER SECURITIES, LLC

                 The date of this Prospectus is          , 2000

     [The inside front cover of the prospectus contains a diagram outlining the operations of our Mobile Data Communications Services Segment and its applications. The diagram shows an arrow labeled 'Customer Access,' which points to a box labeled 'Customer Support Segment.' This box is connected by a line labeled 'Internet, Microwave or Satellite' to a box labeled 'Network Management Segment.' This box is connected by a line to a drawing of an earth based station, which is labeled 'COMTECH Gateway Earth Station.' A jagged line connects this drawing to a drawing of a space based satellite, which is labeled 'Commercial L-Band/S-Band Space Segment.' Four lines, each with an arrow on each end, emanate from this drawing. Each line points to one of four following diagrams: a train engine (labeled 'Rail Car GPS'); a ship (labeled 'Marine Navigation'); a truck (labeled 'Truck Tracking'); and an aircraft (labeled 'Search & Rescue Communications').]



     Comtech's Mobile Data Communications Services business segment offers a Web-enabled, satellite-based mobile data communications system that can provide secure, near real-time two-way messaging links between mobile platforms, such as land vehicles, rail and aircraft, or remotely placed fixed site sensors and user headquarters through our Germantown, Maryland satellite earth station gatewey.

     Services range from simple asset location tracking, to messaging, e-mail, broadcasting of information, security alerts and remote meter, gauge and other sensor monitoring.

                        TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    5
Use of Proceeds.............................................   14
Price Range of Common Stock.................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Selected Consolidated Financial Data........................   16
Management's Discussion and Analysis of Financial
  Condition and Results of Operations.......................   17
Business....................................................   25
Management..................................................   37
Certain Transactions........................................   39
Beneficial Ownership of Securities..........................   39
Description of Capital Stock................................   41
Underwriting................................................   45
Legal Matters...............................................   46
Experts.....................................................   46
Where You Can Find More Information.........................   46
Index to Consolidated Financial Statements..................  F-1

                              -------------------

                    CAUTION ABOUT FORWARD-LOOKING STATEMENTS

    Certain statements in the 'Risk Factors' section and elsewhere in this prospectus constitute 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include:

     Statements of goals, intentions and expectations;

     Estimates of risks and of future costs and benefits;

     Statements as to Year 2000 compliance; and

     Statements of the ability to achieve financial and other goals.

    These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by:

     Management's estimates and projections of U.S. and international economic and business conditions;

     Statements by suppliers of data processing equipment and services, government agencies and other third parties as to Year 2000 compliance and costs;

     Future laws and regulations; and

     A variety of other matters, including those described under 'Risk Factors.'

    Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

                             -------------------

    Unless the context otherwise indicates, the terms 'Comtech,' 'we,' 'us' and 'our' mean Comtech Telecommunications Corp., Comtech's subsidiaries and Comtech's predecessor corporation. All share and per share information has been adjusted to reflect the 3-for-2 stock split in the form of a stock dividend that occurred in July 1999.

    Our principal executive offices are located at 105 Baylis Road, Melville, New York 11747. The headquarters' telephone number is (516) 777-8900.

    At our annual meeting held December 14, 1999, the stockholders approved an increase in the number of shares of common stock authorized from 15,000,000 to 30,000,000. They also approved the 2000 Stock Incentive Plan whereby an additional 500,000 shares are reserved for issuance under such plan.

    Except as otherwise noted, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

    This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before deciding to invest in shares of our common stock. The other information is important, so you should read the entire prospectus carefully.

                                    COMTECH

    We design, develop, produce and market sophisticated wireless telecommunications transmission components and systems and solid state, high-power broadband amplifiers for commercial and government purposes. Our products are used in point-to-point and point-to-multi-point telecommunications transmission and reception applications such as satellite communications, over-the-horizon microwave systems, cellular telephone systems and cable and broadcast television. Our broadband amplifier products are also used in cellular and PCS instrumentation testing and certain defense systems. We meet the high performance requirements of our telecommunications customers by drawing upon proprietary expertise in microwave transmission and amplification technologies developed over more than 30 years of operations.

    The demand for mobile data communications services and products has increased dramatically in recent years for both commercial and government applications. This demand has been driven by advances in digital technology coupled with the need to better locate, manage, monitor and communicate with mobile and fixed assets. Recognizing the potential of this market, we acquired the assets of Mobile Datacom Corporation in 1998, forming a new subsidiary, Comtech Mobile Datacom Corporation, a development-stage company. Through this subsidiary, we have continued to develop and are marketing a Web-enabled, satellite-based data communications system for land mobile, remote sensing, utility, aviation and maritime markets.

    We believe that our mobile data communications system offers significant operational and cost advantages over competitive systems. Largely as a result of these advantages, the U.S. Army awarded us a contract in June 1999 to provide a global system for its Logistics Command for use in tracking its mobile assets and communicating by message in near real-time with these units from fixed and mobile command centers. The contract, which is subject to government funding and deployment decisions based upon, among other things, additional field testing, provides for the purchase of up to $418.2 million in mobile terminal units and global data communications services over an eight-year period. In September 1999, we completed a validation test involving communicating between mobile terminals in Germany and Texas over two satellite links, with the respective ground stations interconnected via the Internet. An operational readiness evaluation is scheduled to take place in March 2000. Due to the increased visibility our system has achieved as a result of this contract, other agencies of the Department of Defense, as well as a variety of other government agencies, have shown an increased interest in the potential use of our system.

    While we anticipate receiving our first significant order from the U.S. Army in the second half of fiscal 2000, we have not yet received significant orders from the U.S. Army or any other government agency under this contract, which can be terminated at any time, and we cannot assure you that we will receive any such orders.

    We conduct our business through three decentralized but complementary product and service segments: mobile data communications services, telecommunications transmission and RF microwave amplifiers.

   MOBILE DATA COMMUNICATIONS SERVICES -- secure, near real-time two-way messaging between mobile platforms, such as land vehicles, rail and aircraft, or remotely placed fixed site sensors and user headquarters through our Germantown, Maryland satellite earth station gateway. The network will employ leased satellite capacity to communicate between the mobile platforms and user headquarters -- via satellite, terrestrial and Internet links. Depending upon the end user's needs, our services can be configured to provide a wide range of data applications, ranging from simple position tracking to messaging, e-mail, broadcasting of information and meter, gauge and other sensor monitoring.

   TELECOMMUNICATIONS TRANSMISSION -- modems, frequency up converters and down converters, solid state, high-power amplifiers, very small aperture terminal
   (VSAT) transceivers and antennas for satellite ground station applications, and adaptive modems and microwave radios for over-the-horizon microwave communications systems. Primary markets include satellite systems integrators and communications services providers, defense contractors and oil companies. Customers include Globecomm Systems, Inc., Hughes Network Systems, IDB Worldcom Inc., DirecTV, ATT Alascom, Northrop Grumman, BP Amoco and Exxon.

   RF MICROWAVE AMPLIFIERS -- solid state, high-power broadband amplifier products in the microwave and radio frequency (RF) spectrums for a wide range of applications, including cellular and wireless instrumentation testing, and jamming and identification friend or foe (IFF) and other defense systems. Target markets are communications service providers, cellular and PCS telephony system manufacturers and defense contractors. Customers include Motorola Inc., Ericsson Inc., Nokia Telecommunications, Inc., Lucent Technologies Inc., Litton Systems Inc., Raytheon Systems Company, Lockheed Martin Corp. and the U.S. government.

BUSINESS STRATEGIES

    We manage our business with the following principal corporate strategies:

         Operate on a decentralized basis to maximize responsiveness to customers.

         Continue product innovation through investment in research and development.

         Capitalize on synergies among our business segments to secure larger contracts.

         Pursue acquisitions and investments in complementary businesses, technologies, products and services.

    Specific operating strategies for our business segments include:

       MOBILE DATA COMMUNICATIONS SERVICES.

         Capture the opportunities available to supply the Logistics Command under the U.S. Army contract.

         Pursue identified opportunities to offer our products and services to other government agencies.

         Penetrate the emerging markets for commercial uses, particularly in the land mobile and remote sensing markets.

       TELECOMMUNICATIONS TRANSMISSION.

         Continue broadening our line of satellite ground station products to better serve our customers as a full-line supplier of video, as well as data and voice, products.

         Enhance our existing products to serve rapidly-developing markets requiring higher speed and greater bandwidth, such as emerging applications for wireless Internet access.

         Maintain our market leadership in over-the-horizon microwave technologies by broadening applications and increasing product performance.

       RF MICROWAVE AMPLIFIERS.

         Continue to incorporate the latest advances in solid state device electronics.

         Maintain our technical leadership in this product sector to encourage system integrators and end users to outsource their requirements rather than pursue this specialized field in-house.

         Expand our product line to include PCS base station amplifiers.

         Combine high-power amplifiers and solid state switches for advanced communications jamming applications.

    The demand for telecommunications is increasing worldwide as emerging economies seek to modernize their infrastructure and as increasingly information-intensive markets introduce new telecommunications services. The telecommunications industry has expanded rapidly during the past decade due to both technological advances and deregulation. Advances in technology have lowered per-unit communications costs, increased product reliability and encouraged a proliferation of new and enhanced communications products and services.

    We believe that the global expansion of telecommunications, particularly in developing countries in Asia, South America, the Middle East and Eastern Europe, represents a key opportunity for the continued growth of our telecommunications business. Sales for use by international customers (including sales to prime contractors' international customers) represented approximately 57.3%, 46.5%, 60.1% and 85.5% of our net sales in fiscal years 1997, 1998, 1999 and the three months ended October 31, 1999, respectively.

                                  THE OFFERING

    The following information is based on 4,574,684 common shares outstanding at February 15, 2000. This number does not include 1,364,078 shares reserved for issuance under our equity incentive plans. Under these plans, options for 835,268 shares with a weighted average exercise price of $3.93 per share are outstanding, of which options for 329,838 shares currently are exercisable. In addition, we have outstanding warrants to purchase 120,000 shares with an exercise price of $6.57 per share.



Common stock offered by Comtech......................  2,300,000 shares
Common stock to be outstanding after the offering....  6,874,684 shares
Use of proceeds......................................  We intend to use the net proceeds of this offering principally for the
                                                       development and expansion of our mobile
                                                       data communications services business. A
                                                       portion of the proceeds will be used for
                                                       other corporate purposes, including
                                                       potential acquisitions and investments
                                                       in complementary businesses,
                                                       technologies, products or services.

Risk Factors.........................................  For a discussion of certain risks you should consider before investing in the
                                                       shares, see 'Risk Factors' beginning on
                                                       page 5.

Nasdaq National Market symbol........................  CMTL

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 THREE MONTHS ENDED
                                                    OCTOBER 31,                      YEAR ENDED JULY 31,
                                                --------------------   -----------------------------------------------
                                                 1999         1998      1999      1998      1997      1996      1995
                                                 ----         ----      ----      ----      ----      ----      ----
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Net sales.....................................  $11,747      $ 8,735   $37,886    $30,114  $24,746   $20,916   $16,455

Operating income (loss).......................      865          609     2,827      1,452      638       341    (1,335)

Income (loss) from continuing operations
 before income taxes..........................      860          578     2,727      1,284      538        99    (1,485)

Provision (benefit) for income taxes..........      325           45    (3,754)(1)    180       54        27        17

Loss on discontinued operations, net of
 applicable income tax benefits...............    --            (139)   (1,216)     --       --        --        --
                                                -------      -------   -------    -------  -------   -------   -------

Net income (loss).............................  $   535      $   394   $ 5,265    $ 1,104  $   484   $    72   $(1,502)
                                                -------      -------   -------    -------  -------   -------   -------
                                                -------      -------   -------    -------  -------   -------   -------

Basic income (loss) per share:

   Income (loss) from continuing operations...  $  0.12      $  0.14   $  1.56    $  0.28  $  0.13   $  0.02   $ (0.39)

   Loss from discontinued operations..........    --           (0.04)    (0.29)     --       --        --        --
                                                -------      -------   -------    -------  -------   -------   -------

   Basic income (loss)........................  $  0.12      $  0.10   $  1.27    $  0.28  $  0.13   $  0.02   $ (0.39)
                                                -------      -------   -------    -------  -------   -------   -------
                                                -------      -------   -------    -------  -------   -------   -------

Diluted income (loss) per share:

   Income (loss) from continuing operations...  $  0.11      $  0.12   $  1.42    $  0.27  $  0.12   $  0.02   $ (0.39)

   Loss from discontinued operations..........    --           (0.03)    (0.27)     --       --        --        --
                                                -------      -------   -------    -------  -------   -------   -------

   Diluted income (loss)......................  $  0.11      $  0.09   $  1.15    $  0.27  $  0.12   $  0.02   $ (0.39)
                                                -------      -------   -------    -------  -------   -------   -------
                                                -------      -------   -------    -------  -------   -------   -------

Weighted average number of common shares
 outstanding -- basic computation.............    4,399        3,926     4,143      3,902    3,873     3,887     3,885

Weighted average number of common and common
 equivalent shares outstanding assuming
 dilution -- diluted computation..............    5,082        4,271     4,573      4,166    3,906     3,992     3,885

OTHER OPERATING DATA:

Backlog at period-end.........................  $36,178(2)   $10,651   $38,637(2) $15,452  $14,724   $ 9,700   $10,242

New orders....................................    9,288        3,934    61,071     30,842   29,770    20,374    21,694

Research and development -- internal and
 customer funded..............................      776          521     3,801      1,675    1,459     1,257     1,418


                                                                  OCTOBER 31, 1999
                                                              ------------------------
                                                              ACTUAL    AS ADJUSTED(3)
                                                              ------    --------------
CONSOLIDATED BALANCE SHEET DATA:

Working capital.............................................  $11,316      $51,457

Total assets................................................   29,915       70,056

Long-term debt, less current installments...................      825          825

Stockholders' equity........................................   19,019       59,160

---------
(1) In accordance with applicable accounting principles, during fiscal 1999 we reduced our previous valuation reserve for deferred tax assets since we believe that it is more likely than not that we will generate sufficient taxable income to utilize our deferred tax assets.

(2) Includes $100 and $400 at July 31, 1999 and October 31, 1999, respectively, of funded backlog relating to the U.S. Army contract, which was awarded in June 1999.

(3) Gives effect to common stock to be offered by us in this offering and the estimated net proceeds as described under 'Use of Proceeds.'

                                  RISK FACTORS

    You should carefully consider the risks described below before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

    The risks described below are not the only ones we face. Our business operations could also be impaired by additional risks and uncertainties that are not presently known to us, or that we currently consider immaterial.

ALL OF OUR BUSINESSES ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE; WE MUST KEEP PACE WITH CHANGES TO COMPETE SUCCESSFULLY.

    We are engaged in businesses characterized by rapid technological change, evolving industry standards, frequent new product announcements and enhancements, and changing customer demands. The introduction of products and services embodying new technologies and the emergence of new industry standards could render our products and services obsolete or non-competitive. The technology used in our products and services evolves rapidly, and our business position depends, in large part, on the continuous refinement of our scientific and engineering expertise and the development, either through internal research and development or acquisitions, of new or enhanced products and technologies. We may not have the economic or technological resources to be successful in such efforts and we may not be able to identify and respond to technological improvements made by our competitors in a timely or cost-effective fashion. A significant technological breakthrough by others, including smaller competitors or new firms, could have a material adverse impact on our business.

OUR MOBILE DATA COMMUNICATIONS SERVICES BUSINESS IS SUBJECT TO RISK.

    Our mobile data communications services business is a development-stage business which has a limited operating history and has not yet generated any material sales. It is subject to all of the risks inherent in the operation of a new business enterprise. Moreover, our business experience has been in producing products, not in providing services. We may not be able to implement and operate our mobile data communications services business successfully. In addition to the other risk factors described in this section, the risk factors applicable to our mobile data communications services business include the following:

     Although the U.S. Army contract obligates us to provide up to 56,000 mobile terminals and worldwide satellite services over an eight-year period as and when ordered by the U.S. Army and at the fixed prices and other terms set forth in this contract, the U.S. Army is not obligated to purchase any terminals or services under this contract and may terminate this contract at its convenience. Sales under the U.S. Army contract will be subject to unpredictable funding and deployment decisions and contingencies, including, among other things, additional field testing. We currently anticipate receiving our first production order under this contract during the second half of fiscal 2000, but we cannot assure you that any orders will be received.

     Certain components that we need have a purchasing lead-time of four months or longer, and the U.S. Army contract requires us to provide mobile terminals within 30 days after we receive an order. As a result of these supply and manufacturing lead-times, we anticipate spending approximately $4.2 million for mobile terminal parts and assembly and supporting infrastructures before we receive a significant order from the U.S. Army.

     Our success in commercial markets will depend on, among other things, our ability to access the best distribution channels, the development of applications which create real value for the customer and our ability to attract and retain qualified personnel. Delays in delivering terminals could also adversely affect our ability to obtain and retain commercial customers.

     In general, as we seek to grow our mobile data communications services business, we anticipate that we will need to maintain a substantial inventory in order to provide terminals to our customers on a timely basis. If forecasted orders are not received, we might be left with large inventories of slow moving or unusable parts or terminals. This could result in an adverse effect on our business, results of operations, liquidity and financial position.


     We will lease the satellite capacity necessary to operate our system from third party satellite networks. We do not currently have long-term leases with any satellite network, but we are in negotiations with two satellite network operators for long-term satellite coverage in North America, Central America and the northern rim of South America, and expect to sign a lease for such coverage when we receive material production orders from the U.S. Army. Although we cannot assure you that the lease that we ultimately enter into will be on the following terms, we expect that any lease we enter into for our anticipated initial capacity needs will have a duration of four to five years and provide for total lease payments of $4.0 million to $5.0 million over the lease term, with the early monthly fee payments being less than later payments, in recognition of our need to sign up customers and generate revenue. We expect that any lease would require us to pay a penalty of up to 12 months of fees if we terminate the lease before the end of its term. While several vendors have announced plans for new satellite systems, only one provider, INMARSAT, presently offers the global coverage that will be required under the U.S. Army contract. We cannot assure you that we will be able to obtain sufficient satellite capacity or geographical coverage from any vendor to operate our mobile data communications services system on acceptable terms or on a timely basis.


     There are several existing competitors in the mobile data communications market that have established systems with sizable customer bases and much greater financial resources than us. The largest of these competitors is QUALCOMM Incorporated, which reported that, as of September 30, 1999, it had sold more than 300,000 mobile terminals and provided messaging and maintenance services to more than 850 transportation companies in the United States. Orbcomm Global, L.P. has deployed a low earth orbit satellite system for remote data communications services, including tracking and messaging. Orbcomm's system has generated considerable commercial interest. Existing competitors, including terrestrial service providers such as PCS vendors, are also aggressively pricing their products and services and may continue to do so in the future. Competitors continue to offer new value added products and services, which we may be unable to match on a timely or cost-effective basis. Increased competition may impact margins throughout the industry. We anticipate that new competitors will enter the mobile data communications market in the future.


     We are currently performing service testing pursuant to special temporary authority from the Federal Communications Commission ("FCC"). Our application for a blanket FCC license to operate mobile data terminals is pending. Although we expect to be able to obtain FCC authority for our anticipated initial capacity needs, we can give you no assurance that we will be able to do so, or do so on a timely basis.

     The satellite system we are currently using, the Canadian-based TMI Communications system, was authorized by the FCC in November 1999 to provide mobile communications services to authorized users in the United States. TMI's U.S. service authority was limited to a frequency range that is referred to by the FCC as the "upper L-band." A competitor of TMI, AMSC Subsidiary Corporation, has filed notice of intent to challenge the FCC's action in Federal court. We believe that AMSC's challenge to TMI's authority will be rejected by the Court, but can give you no assurance as to the outcome. The FCC's grant of authority also imposed certain technical requirements on mobile terminals using the TMI satellite system in anticipation of future use of the upper L-band by aeronautical safety services. Those requirements are inconsistent with the design of our terminals, and we would need to make substantial changes to our terminals to meet the requirements. To avoid the need for such changes, we are seeking a waiver of the technical requirements on the grounds that operation of our terminals would not adversely affect the planned aeronautical safety service. We can give you no assurance that such a waiver will be granted. However, as an alternative we could also operate our terminals in the spectrum referred to by the FCC as the "lower L-band. " The aeronautical safety service is not assigned to the lower L-band, and the FCC has been more flexible regarding technical requirements for data terminals in the lower L-band. However, because TMI does not currently have authority to operate in the lower L-band, we would need to obtain space segment from AMSC instead. The FCC has authorized AMSC to operate data terminals in the lower L-band on a temporary basis pending further
     FCC proceedings regarding licensing of satellite operations in the lower L-band.



     All satellite communications are subject to the risk that a satellite or ground station failure or a natural disaster may interrupt service. Interruptions in service could have a material adverse effect on our results of operations. With respect to U.S. satellite service, satellite network providers have arranged to provide back-up satellite and ground station service for each other in the event of catastrophic failure. We expect to establish a redundant gateway communications center located distant from our main Germantown facility during fiscal 2000 as our business develops at an estimated cost of $250,000.

     Our mobile terminals will be manufactured by subcontractors, the first of which is SCI Systems, Inc. of Huntsville, Alabama, a large electronics contract manufacturer. While we have successfully produced limited quantities of terminals, we have not yet produced significant quantities of terminals or complete assemblies (which include computers and palm top input/output devices for user-customized applications) and we cannot assure you that we will be able to obtain them on a timely or cost-effective basis.

     We believe that we own or have licensed all intellectual property rights necessary for the operation of our mobile data communications services business as currently contemplated. If our terminals or services are found to infringe on protected technology, we could be required to redesign our terminals, license the protected technology, and/or pay damages or other compensation to the infringed party. If we are unable to license protected technology used in our terminals or if we were required to redesign our terminals, we could be prohibited from making and selling our terminals or providing mobile data communications services.

DUE TO MANY FACTORS, INCLUDING THE AMOUNT OF BUSINESS REPRESENTED BY LARGE CONTRACTS, OUR OPERATING RESULTS ARE DIFFICULT TO FORECAST AND MAY BE VOLATILE.

    We have experienced, and will experience in the future, significant fluctuations in sales and operating results from quarter to quarter. One reason for this is that a significant portion of our business -- primarily the over-the-horizon microwave systems and other products of our telecommunications transmission business segment and a portion of our RF microwave amplifier business segment -- is derived from a limited number of relatively large customer contracts, the timing of which cannot be predicted. For example, sales to one customer represented 58.2% of our total net sales in the three months ended October 31, 1999. While we generally recognize income under contracts when the products are shipped, income is recognized on the percentage-of-completion method when the performance of a contract will extend beyond a 12-month period. Our net sales and operating results also may vary significantly from period to period because of the following factors: product mix sold; fluctuating market demand; price competition; new product introductions by our competitors; fluctuations in foreign currency exchange rates; unexpected changes in delivery of components or subsystems; political instability; regulatory developments; and general economic conditions. Accordingly, you should not rely on period-to-period comparisons as indications of our future performance because these comparisons may not be meaningful.

OUR DEPENDENCE ON INTERNATIONAL SALES MAY ADVERSELY AFFECT US.

    Sales for use by international customers (including sales to prime contractors' international customers) represented approximately 57.3%, 46.5%, 60.1% and 85.5% of our total net sales for the fiscal years ended July 31, 1997, 1998 and 1999 and the three months ended October 31, 1999, respectively. Approximately 92.1% and 84.1% of our backlog at July 31, 1999 and October 31, 1999 consisted of orders for use by foreign customers. We expect that international sales will continue to be a substantial portion of our total sales. These sales expose us to certain risks, including barriers to trade, fluctuations in foreign currency exchange rates (which may make our products less price competitive), political and economic instability, availability of suitable export financing, tariff regulations, and other U.S. and foreign regulations that may apply to the export of our products, as well as the potential impact of Year 2000 computer problems on developing economies and the generally greater difficulties of doing business abroad. We attempt to reduce the risk of doing business in foreign countries by seeking subcontracts with large system suppliers, contracts denominated in U.S. dollars, advance payments and irrevocable letters of credit in our favor.

    Foreign defense contracts generally contain provisions relating to termination at the convenience of the government. In addition, certain of our products and systems may require licenses from U.S. government agencies for export from the United States, and some of our products are not permitted to be exported. We cannot be sure of our ability to gain any licenses that may be required to export our products, and failure to receive required licenses could materially reduce our ability to sell our products outside the United States.

OUR DEPENDENCE ON COMPONENT AVAILABILITY, SUBCONTRACTOR AVAILABILITY AND PERFORMANCE AND KEY SUPPLIERS MAY ADVERSELY AFFECT US.

    We do not generally maintain a substantial inventory of components and subsystems. We obtain certain components and subsystems from a single source or a limited number of sources, but believe that most components and subsystems are available from alternative suppliers and subcontractors. A significant interruption in the delivery of such items, however, could have a material adverse effect on our business and results of operations.

OUR BACKLOG IS SUBJECT TO CUSTOMER CANCELLATION OR MODIFICATION.

    We currently have a backlog of orders, mostly under contracts that the customer may modify or terminate. We cannot assure you that our backlog will result in net sales.

OUR SALES TO THE U.S. GOVERNMENT ARE SUBJECT TO FUNDING AND OTHER RISKS.

    We sell our products and services to agencies of the U.S. government or to contractors or subcontractors under contracts with U.S. agencies. These sales accounted for approximately, 17.0%, 19.5%, 15.6% and 3.7% of our total net sales in fiscal 1997, 1998 and 1999 and the three months ended October 31, 1999, respectively. As a result of our contract with the U.S. Army, we expect sales to agencies of the U.S. government to increase significantly in the future. As is customary for government sales, these sales are subject to various risks. These risks include the ability of the U.S. government to:

     change government policy which could reduce our business;

     terminate existing contracts for its convenience; and

     audit our contract-related costs and fees, including allocated indirect costs.

    A reduction in government agency budgets could cause us to experience declining net sales, increased pressure on operating margins and, in certain cases, net losses. The loss or significant cutback of a large program in which we participate could also materially adversely affect our future results of operations.

    All of our U.S. government contracts can be terminated by the U.S. government for its convenience. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on work completed prior to termination. In addition to the right of the U.S. government to terminate, U.S. government contracts are conditioned upon the continuing approval by Congress of the necessary spending. Congress usually appropriates funds for a given program on a fiscal-year basis even though contract performance may take more than one year. Consequently, at the beginning of a major program, the contract is usually not fully funded, and additional monies are normally committed to the contract only if, as and when appropriations are made by Congress for future fiscal years.

    The U.S. government may review our costs and performance on their contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. government purchasing regulations, some of our costs, including certain financing costs, goodwill, portions of research and development costs, and certain marketing expenses, may not be reimbursable under U.S. government contracts.

    We obtain U.S. government contracts through a competitive bidding process. We cannot assure you that we will continue to win competitively awarded contracts or that awarded contracts will generate sufficient net sales to result in profitability.

ACQUISITIONS AND STRATEGIC INVESTMENTS MAY DIVERT OUR RESOURCES AND MANAGEMENT ATTENTION; RESULTS MAY FALL SHORT OF EXPECTATIONS.

    We intend to continue pursuing selected acquisitions of and investments in businesses, technologies and product lines as a key component of our growth strategy. Any future acquisition or investment may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt and amortization expenses related to goodwill and other intangible assets. Acquisitions involve numerous risks, including:

     difficulties in the integration and assimilation of the operations, technologies, products and personnel of an acquired business;

     diversion of management's attention from other business concerns; and

     potential loss of key employees or customers of any acquired business.

OUR FIXED PRICE CONTRACTS SUBJECT US TO RISK.

    Almost all of our products and services are sold under fixed price contracts. This means that we bear the risk if unanticipated technological, manufacturing, supply or other problems or price increases delay or increase the cost of performance.

OUR MANAGEMENT HAS BROAD DISCRETION IN USE OF PROCEEDS OF THIS OFFERING.

    Our management may spend the proceeds from this offering in ways with which our stockholders may not agree. We intend to use the net proceeds from the offering primarily to continue the development and expansion of our mobile data communications services business, including working capital, inventory build-up, ongoing research and development, capital expenditures, additional personnel and to build and/or acquire sales and marketing capability. We will use a portion of the net proceeds of this offering for other corporate purposes, including acquiring or investing in complementary businesses, technologies, services or products, although we do not currently have any agreement, understanding or commitment with respect to any material acquisition or investment.

OUR STOCKHOLDER RIGHTS PLAN, CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD ADVERSELY AFFECT THE PERFORMANCE OF OUR STOCK.

    Our certificate of incorporation includes provisions that stagger directors' terms of office and require the approval of holders of at least 80% of our voting stock as a condition to a merger or certain other business transactions with, or proposed by, a holder of 10% or more of our voting stock (including the approval of the holders of at least 66 2/3% of our voting stock not held by such stockholder). This approval is not required in cases where certain of our directors approve the transaction or where certain minimum price criteria and other procedural requirements are met. Our certificate of incorporation also requires the approvals of holders of at least 66 2/3% of our voting stock to amend or change the provisions mentioned relating to the classified board or the business transactions approval. Finally, our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting rather than by any consent in writing.

    The classified board, business transactions approval and other charter provisions and provisions of Delaware law (the state in which we are incorporated) may discourage certain types of transactions involving an actual or potential change in our control. These provisions may also discourage certain types of transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices and may limit our stockholders' ability to approve transactions that they may deem to be in their best interests.

    Further, we have distributed a dividend of one preferred stock purchase right for each outstanding share of our common stock. Each newly issued share of our common stock (including shares sold in this offering) will also be granted a right. These rights would cause substantial dilution to the ownership of a person or group that attempts to acquire us on terms not approved by our Board of Directors and may have the effect of deterring hostile takeover attempts. In addition, our Board of Directors has the authority to fix the rights and preferences of and issue shares of preferred stock without stockholder approval. This right may have the effect of delaying or preventing a change in control of Comtech without action by our stockholders.

OUR MARKETS ARE HIGHLY COMPETITIVE.

    The markets for our products are highly competitive. We cannot assure you that we will be able to successfully compete or that our competitors will not develop new technologies and products that are more commercially effective than our own. We expect the Department of Defense's increased use of commercial off-the-shelf products and components in military equipment will encourage new competitors to enter the market. Also, although the implementation of advanced telecommunications services is in its early stages in many developing countries, we believe competition may intensify as businesses and foreign governments realize the market potential of telecommunications services. Many of our competitors have financial, technical, marketing, sales and distribution resources greater than ours.

THE LOSS OF KEY TECHNICAL OR MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

    Our success depends on the continued contributions of key technical management personnel, including the key management at each of our subsidiaries. Many of our key personnel, particularly the key engineers of our subsidiaries, would be difficult to replace, and are not subject to employment or noncompetition agreements. The development of our mobile data communications services business is particularly dependent upon Joel R. Alper, the President of our Comtech Mobile Datacom Corp. subsidiary. The success of our Comtech Systems, Inc. subsidiary is particularly dependent upon Richard L. Burt, its President. Our growth and future success will depend in large part upon our ability to attract and retain highly qualified engineering, sales and marketing personnel. Competition for such personnel from other companies, academic institutions, government entities and other organizations is intense. Although we believe that we have been successful to date in recruiting and retaining key personnel, we may not be successful in attracting and retaining the personnel we will need to continue to grow and operate profitably. Also, the management skills that have been appropriate for us in the past may not continue to be appropriate if we continue to grow and diversify.

    Our success also depends to a significant extent upon our President and Chief Executive Officer, Fred Kornberg. The loss of the services of Mr. Kornberg could have a material adverse effect on us. We have entered into an employment contract with Mr. Kornberg. We have also purchased key man insurance in the amount of $1.0 million on each of Fred Kornberg, Joel R. Alper and Richard L. Burt.

THE POTENTIAL LOSS OF TAX CARRYFORWARDS MAY ADVERSELY AFFECT OUR FINANCIAL RESULTS.

    As a result of this offering, our ability to use our net operating loss carryforwards, approximately $9.4 million for U.S. Federal income tax purposes as of October 31, 1999, to offset U.S. Federal taxable income in the current and future fiscal years might be materially limited. The sale of common stock in this offering will increase the likelihood that future changes in stock ownership (including changes resulting from the exercise of outstanding options and warrants or future acquisitions) might limit our ability to use our net operating loss carryforwards.

OUR FISCAL 1999 RESULTS WERE SIGNIFICANTLY IMPACTED BY THE REVERSAL OF NOL AND OTHER DEFERRED TAX ASSET RESERVES.

    Approximately $4.6 million of the $6.5 million of income from continuing operations that we reported in fiscal 1999 was the result of the reversals of valuation reserves that had been taken in prior years against our net operating loss carryforwards and other deferred tax assets. The net income from such reversals was recognized in full in the second and fourth quarters of fiscal 1999, and these non-recurring events may adversely affect comparisons between our financial results for such period and future fiscal quarters and years. We do not currently believe, however, that any potential limitation on our ability to use our net operating loss carryforwards as a result of changes in stock ownership would require us to establish valuation reserves against our deferred tax assets. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

OUR OUTSTANDING AND FUTURE OPTIONS AND WARRANTS MAY DILUTE THE PERCENTAGE OF OWNERSHIP INTEREST OF OUR STOCKHOLDERS AND MAY ADVERSELY AFFECT THE TERMS UPON WHICH WE OBTAIN CAPITAL.


    As of February 15, 2000, options to purchase an aggregate of 835,268 shares of our stock at a weighted average price of $3.93 per share were outstanding, of which options for 329,838 shares were exercisable. These options were granted to key employees under our equity incentive plans as part of our long-term incentive compensation strategy to attract, retain and incentivize highly qualified employees. A total of approximately 1,364,078 shares of our stock are reserved for issuance under our equity incentive plans, including the shares subject to these outstanding options. In addition, there are outstanding warrants to purchase an aggregate of 120,000 shares of our stock at an exercise price of $6.57 per share.


    These options and warrants constitute opportunities to profit from a rise in the market price of our securities without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as these options and warrants remain unexercised, the terms under which we could obtain capital may be adversely affected. Moreover, the holders of these options and warrants would be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of our securities on terms more favorable than those provided by such options and warrants.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK AFTER THIS OFFERING COULD DECREASE OUR STOCK PRICE AND OUR ABILITY TO RAISE CAPITAL.


    Sales of a large number of shares of our common stock (including shares issuable upon the exercise of the stock options and warrants described in the preceding risk factor) by current holders of our common stock, stock options, and warrants, or the perception that such sales might occur, could decrease the market price of our common stock and our ability to raise capital. As of February 15, 2000, our directors and executive officers owned, in the aggregate, 508,735 outstanding shares and options to purchase an additional 251,388 shares that were either currently exercisable or would become exercisable within 60 days.


    Our executive officers and directors have agreed to a 180-day 'lock-up' with respect to the shares of common stock and any other Comtech securities that they beneficially own or have the right to acquire upon exercise of options. We have agreed with the underwriters to a 180-day 'lock-up' with respect to previously unissued or treasury shares. This means that, with certain exceptions, during the 'lock-up' periods, Comtech and these officers and directors may not offer, sell, pledge or otherwise dispose of our common stock without the prior written consent of ABN AMRO Incorporated.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS LIMITED; WE ARE SUBJECT TO THE RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT.

    Our businesses rely in large part upon our proprietary scientific and engineering 'know-how' and production techniques. Historically, patents have not been an important part of our protection of our intellectual property rights. We rely upon the laws of unfair competition, restrictions in licensing agreements and confidentiality agreements to protect our intellectual property. We limit access to and distribution of our proprietary information. These efforts allow us to rely upon the knowledge and experience of our management and technical personnel to market our existing products and to develop new products. The departure of any of our key management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us or the failure to achieve our intellectual property objectives may have a material adverse effect on our business, financial condition and results of operations.

    Our ability to compete successfully and achieve future revenue growth will depend, in part, on our ability to protect our proprietary technology and operate without infringing upon the rights of others. We may fail to do so. In addition, the laws of certain countries in which our products are or may be sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

OUR OPERATIONS ARE SUBJECT TO ENVIRONMENTAL REGULATION.

    We are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products, particularly in the fabrication of fiberglass antennas by our Comtech Antenna Systems, Inc. subsidiary. We believe that we are currently in compliance in all material respects with such regulations and that we have obtained all necessary environmental permits to conduct our business. Nevertheless, the failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our manufacturing processes or cessation of operations that could materially adversely affect our business, financial condition and results of operations.

OUR BUSINESS MAY BE HARMED BY YEAR 2000 ISSUES.

    We believe that our mission critical systems and products are Year 2000 compliant and, to date, we have not experienced any problems associated with our products, systems or non-compliance by third parties whose systems or operations could impact us. However, we may be adversely affected in the future. Specific factors leading to this uncertainty include failure to identify any problems associated with our products or our internal systems, or non-compliance by third parties whose systems and operations impact us, and other similar uncertainties. A worst case scenario might include one or more of our products, internal systems, suppliers or customers being non-compliant. An event such as this could result in a material disruption to our operations. Specifically, we could experience problems associated with producing and delivering our products or services or failures of software applications, computer networks, manufacturing equipment and telephone communication systems. Supply chain and product non-compliance could result in our failure to perform on contracts, delayed delivery of products to customers and inadequate customer service. Customer non-compliance could result in delayed payments for products and services and build up of inventories. Should a worst case scenario occur, it could, depending on its duration, have a material impact on our business, results of operations, liquidity and financial condition.

    Certain experts who have studied the issue have published reports indicating that the Year 2000 problem could be substantially more severe in developing economies than in the United States. A significant amount of our sales are for customers in developing countries. Accordingly, the Year 2000 problem could have a disproportionate effect on our business compared to other companies with less international sales.

OUR STOCK PRICE IS VOLATILE.

    The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public companies. The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate significantly in the future as well. Factors that may have significant impact on the market price of our stock include:

     future announcements concerning us or our competitors;

     receipt or non-receipt of substantial orders for products and services;

     results of technological innovations;

     new commercial products;

     changes in recommendations of securities analysts;

     government regulations;

     proprietary rights or product or patent litigation;

     changes in market conditions generally, particularly in the market for small cap stocks; and

     limited public float.

    Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts could immediately, significantly and adversely affect the trading price of our common stock.

WE HAVE NEVER DECLARED OR PAID DIVIDENDS.

    We have never declared or paid a cash dividend and do not intend to declare any cash dividends on our common stock in the foreseeable future.

                                USE OF PROCEEDS


    The net proceeds to us from the sale of the 2,300,000 shares of common stock being sold in this offering are estimated to be approximately $40.1 million ($46.2 million if the underwriters' over-allotment option is exercised in full). Our estimate is based on an assumed public offering price of $19.00 per share (the closing sales price of our stock on the Nasdaq Stock Market on February 15, 2000), and reflects the deduction of the underwriters' discount and estimated offering expenses.


    We intend to use the net proceeds primarily to continue the development and expansion of our mobile data communications services business, including working capital, inventory build-up, ongoing research and development, capital expenditures, additional personnel and to build and/or acquire sales and marketing capability. We intend to use a portion of the net proceeds of this offering for other corporate purposes, including acquiring and investing in complementary businesses, technologies, services or products, although we do not currently have any agreement, understanding or commitment with respect to any material acquisition or investment.

    As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received from this offering. Accordingly, our management will have broad discretion in the application of the net proceeds. Pending use, the net proceeds will be primarily invested in short-term, investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

    The following table shows for the periods indicated the high and low sales prices of our common stock as reported by the Nasdaq National Market. Such prices do not include retail markups, markdowns, or commissions.


FISCAL YEAR ENDED                                              HIGH     LOW
-----------------                                              ----     ---
July 31, 1998:
    First Quarter...........................................  $ 3.42   $ 2.17
    Second Quarter..........................................    3.75     2.79
    Third Quarter...........................................    6.83     2.85
    Fourth Quarter..........................................    7.50     3.96
July 31, 1999:
    First Quarter...........................................    6.50     3.33
    Second Quarter..........................................    6.50     4.33
    Third Quarter...........................................    5.92     3.83
    Fourth Quarter..........................................   18.67     5.25
July 31, 2000:
    First Quarter...........................................   14.56     8.00
    Second Quarter..........................................   29.50    14.13
    Third Quarter (through February 15, 2000)...............   20.75    15.50



    Our common stock is listed on the Nasdaq National Market under the symbol 'CMTL.' The closing sales price of our common stock on February 15, 2000 was $19.00 per share.


                                DIVIDEND POLICY

    We have never paid cash dividends on our common stock and we intend to continue this policy for the foreseeable future. We expect to use earnings to finance the development and expansion of our business. Our Board of Directors reviews our dividend policy periodically. The payment of dividends in the future will depend upon our earnings, capital requirements, financial condition and other factors considered relevant by our Board of Directors.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization as of October 31, 1999 and as adjusted to reflect the sale of 2,300,000 shares of common stock offered by us in this offering and the application of the estimated net proceeds as described under 'Use of Proceeds.' This table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' our Consolidated Financial Statements and related notes included elsewhere in this prospectus.



                                                                 OCTOBER 31, 1999
                                                              ----------------------
                                                                               AS
                                                              ACTUAL        ADJUSTED
                                                              ------        --------
                                                                  (IN THOUSANDS)
Long-term debt, less current installments...................  $   825       $   825
                                                              -------       -------
Stockholders' equity:
    Preferred stock, par value $.10 per share; authorized
      and unissued -- 2,000,000.............................       --            --
    Common stock, par value $.10 per share; authorized
      15,000,000 shares; 4,496,741 shares issued and
      6,796,741 shares issued as adjusted(1)................      450           680
    Additional paid-in capital..............................   23,866        63,777
    Accumulated deficit.....................................   (4,211)       (4,211)
                                                              -------       -------
                                                               20,105        60,246
    Less: treasury stock (82,500 shares)....................     (184)         (184)
        Deferred compensation...............................     (902)         (902)
                                                              -------       -------
      Total stockholders' equity............................   19,019        59,160
                                                              -------       -------
        Total capitalization................................  $19,844       $59,985
                                                              -------       -------
                                                              -------       -------



---------


(1) Does not include an aggregate 1,364,078 shares reserved for issuance under our equity incentive plans as of February 15, 2000 (835,268 of which shares are subject to outstanding options with a weighted average exercise price of $3.93, per share, of which options for 329,838 shares are exercisable), and 150,000 shares subject to outstanding warrants with an exercise price of $6.57 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table shows selected consolidated financial data for Comtech. You should read it in conjunction with the financial information and other information provided in this prospectus. Detailed financial information is included in audited consolidated balance sheets as of July 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended July 31, 1999 and the unaudited consolidated interim balance sheet as of October 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the three-month periods ended October 31, 1999 and 1998 (page F-1).

                                                               THREE MONTHS
                                                                  ENDED
                                                               OCTOBER 31,                     YEAR ENDED JULY 31,
                                                            ------------------   ------------------------------------------------
                                                             1999       1998      1999       1998      1997      1996      1995
                                                             ----       ----      ----       ----      ----      ----      ----
                                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales.............................................      $11,747    $ 8,735   $37,886    $30,114   $24,746   $20,916   $16,455
Cost of sales.........................................        8,406      6,008    26,405     21,330    17,670    14,819    12,096
                                                            -------    -------   -------    -------   -------   -------   -------
Gross profit..........................................        3,341      2,727    11,481      8,784     7,076     6,097     4,359
Expenses:
   Selling, general and administrative................        1,946      1,640     6,632      6,013     5,415     5,015     4,658
   Research and development...........................          530        478     2,022      1,319     1,023       741     1,036
                                                            -------    -------   -------    -------   -------   -------   -------
                                                              2,476      2,118     8,654      7,332     6,438     5,756     5,694
                                                            -------    -------   -------    -------   -------   -------   -------
Operating income (loss)...............................          865        609     2,827      1,452       638       341    (1,335)
Other expenses (income):
   Interest expense...................................           37         52       204        234       284       302       341
   Interest income....................................          (32)       (19)      (65)       (36)      (33)      (60)     (171)
   Other income.......................................        --            (2)      (39)       (30)     (151)    --          (20)
                                                            -------    -------   -------    -------   -------   -------   -------
Income (loss) from continuing operations before income
 taxes................................................          860        578     2,727      1,284       538        99    (1,485)
Provision (benefit) for income taxes..................          325         45    (3,754)(1)    180        54        27        17
                                                            -------    -------   -------    -------   -------   -------   -------
Income (loss) from continuing operations..............          535        533     6,481      1,104       484        72    (1,502)
Discontinued operations:
   Loss from operations of discontinued business (net
    of applicable income tax benefit of $320 for
    fiscal 1999)......................................        --          (139)     (622)     --        --        --        --
   Loss on disposal of discontinued business,
    including provision of $430 for operating losses
    during phase-out period (net of income tax benefit
    of $306)..........................................        --         --         (594)     --        --        --        --
                                                            -------    -------   -------    -------   -------   -------   -------
Net income (loss).....................................      $   535    $   394   $ 5,265    $ 1,104   $   484   $    72   $(1,502)
                                                            -------    -------   -------    -------   -------   -------   -------
                                                            -------    -------   -------    -------   -------   -------   -------
Basic income (loss) per share:
   Income (loss) from continuing operations...........      $  0.12    $  0.14   $  1.56    $  0.28   $  0.13   $  0.02   $ (0.39)
   Loss from discontinued operations..................        --         (0.04)    (0.29)     --        --        --        --
                                                            -------    -------   -------    -------   -------   -------   -------
   Basic income (loss)................................      $  0.12    $  0.10   $  1.27    $  0.28   $  0.13   $  0.02   $ (0.39)
                                                            -------    -------   -------    -------   -------   -------   -------
                                                            -------    -------   -------    -------   -------   -------   -------
Diluted income (loss) per share:
   Income (loss) from continuing operations...........      $  0.11    $  0.12   $  1.42    $  0.27   $  0.12   $  0.02   $ (0.39)
   Loss from discontinued operations..................        --         (0.03)    (0.27)     --        --        --        --
                                                            -------    -------   -------    -------   -------   -------   -------
   Diluted income (loss)..............................      $  0.11    $  0.09   $  1.15    $  0.27   $  0.12   $  0.02   $ (0.39)
                                                            -------    -------   -------    -------   -------   -------   -------
                                                            -------    -------   -------    -------   -------   -------   -------
Weighted average number of common shares
 outstanding -- basic computation.....................        4,399      3,926     4,143      3,902     3,873     3,887     3,885
Potential dilutive common shares......................          683        345       430        264        33       105     --
                                                            -------    -------   -------    -------   -------   -------   -------
Weighted average number of common and common
   equivalent shares outstanding assuming dilution --
   diluted computation................................        5,082      4,271     4,573      4,166     3,906     3,992     3,885

OTHER CONSOLIDATED OPERATING DATA:
Backlog at period-end.................................      $36,178(2) $10,651   $38,637(2) $15,452   $14,724   $ 9,700   $10,242
New orders............................................        9,288      3,934    61,071     30,842    29,770    20,374    21,494
Research and development -- internal and customer
 funded...............................................          776        521     3,801      1,675     1,459     1,257     1,418


                                                                                              JULY 31,
                                                             OCTOBER 31,   -----------------------------------------------
                                                                1999        1999      1998      1997      1996      1995
                                                                ----        ----      ----      ----      ----      ----
                                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Total assets...............................................    $29,915     $29,847   $19,710   $17,960   $16,629   $16,783
Working capital............................................     11,316      10,192     8,917     7,930     7,797     7,681
Long-term debt, less current installments..................        825         959     1,445     1,310     1,875     2,277
Stockholders' equity.......................................     19,019      18,357    12,093    10,878    10,301    10,081

---------

(1) In accordance with applicable accounting principles, we reduced our previous valuation reserve for deferred tax assets since we believe that it is more likely than not that we will generate sufficient taxable income to utilize these deferred tax assets.

(2) Includes $100 and $400 at July 31, 1999 and October 31, 1999, respectively, of funded backlog relating to the U.S. Army contract, which was awarded in June 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We design, develop, produce and market sophisticated wireless telecommunications transmission components and systems and solid state, high-power broadband amplifiers for commercial and government purposes. Our products are used in point-to-point and point-to-multipoint telecommunications transmission and reception applications such as satellite communications, over-the-horizon microwave systems, cellular telephone systems and cable and broadcast television. Our broadband amplifier products are also used in cellular and PCS instrumentation testing and certain defense systems.

    Our business consists of three segments: mobile data communications services, a development-stage business; telecommunications transmission; and RF microwave amplifiers. We began reporting financial results on a segment basis in fiscal 1999. While currently not material, our sales of mobile data communications services are expected to increase substantially if, when and as orders are received under our contract with the U.S. Army and we penetrate other government and commercial markets for these services.

    Our sales are made to domestic and international customers, both commercial and governmental. International sales (including sales to prime contractors' international customers) are expected to increase in the foreseeable future due to the growing worldwide demand for wireless and satellite telecommunications and our expanded line of product offerings to meet these demands.

    A substantial portion of our sales is derived from a limited number of relatively large customer contracts, the timing of which cannot be predicted. Quarterly sales and operating results may be significantly affected by one or more of such contracts. For example, sales to one customer in the quarter ended October 31, 1999 accounted for 58.2% of total net sales and sales to two different customers in the quarter ended October 31, 1998 amounted to 29.6% of total net sales. Accordingly, we experience significant fluctuations in sales and operating results from quarter to quarter and, because our backlog is comprised in large part of a small number of large contracts, we expect such fluctuations to continue in the future.

    Sales consist of stand-alone products and systems. For the past five years we have endeavored to achieve greater product sales as a percentage of total sales, because product sales generally have higher gross profit margins than systems sales. In the future, as our installed base of mobile data communications terminals is established, we expect an increasing amount of our sales will be attributable to the recurring revenue component of our mobile data communications services segment.

    We generally recognize income under contracts only when the products are shipped. However, when the performance of a contract will extend beyond a 12-month period, income is recognized on the percentage-of-completion method.

    Our gross profit is affected by a variety of factors, including the mix of products, systems and equipment sold, production efficiency and price competition.

    Selling, general and administrative expenses consist primarily of salaries and benefits for marketing, sales and administrative employees, advertising and trade show costs, professional fees and amortization of deferred compensation. Deferred compensation consists of restricted stock awards granted to certain operating management personnel. Under these grants, the employees purchased shares of our common stock at prices representing a discount to the then market value. The shares vest ten years after issuance, subject to earlier vesting upon achievement of certain operating unit performance goals.

    Our research and development expenses relate to both existing product enhancement and new product development. A portion of our research and development efforts is related to specific contracts and is recoverable under those contracts because they are funded by the customers. Such customer-funded expenditures are not included in research and development expenses for financial reporting purposes but are reflected in cost of sales.

    As of the end of fiscal 1998, we had a 100% valuation allowance against our gross deferred tax assets. During fiscal 1999, based on our assessment of the recoverability of the deferred tax assets, we concluded that a full valuation allowance was no longer necessary given our estimates of future earnings and the expected timing of temporary difference reversals. Accordingly, we reduced the valuation allowance to $777,000 and recorded a corresponding one-time $4.6 million benefit for income taxes in fiscal 1999.

    In the first quarter of fiscal 1999, we acquired the assets and assumed certain liabilities of two businesses through newly formed, wholly-owned subsidiaries: Comtech Mobile Datacom Corp., our mobile data communications services business; and Comtech Wireless, Inc., our wireless local loop business. Both acquisitions were accounted for using the purchase method of accounting. The goodwill resulting from the purchase of the mobile data communications services business (i.e., the excess of the purchase price over the fair value of the net assets acquired and liabilities assumed) is being amortized over a 20-year period. In June 1999, the U.S. Army awarded Comtech Mobile Datacom Corp. a contract which, subject to, among other things, government funding and deployment decisions and additional field testing, provides for the purchase of up to $418.2 million in mobile terminal units and global data communications services over an eight-year period. Although sales will be dependent upon annual government funding and deployment decisions, we anticipate sales under this contract in the second half of fiscal 2000. Sales by our mobile data communications services segment in fiscal 1999 and the three months ended October 31, 1999 were approximately $318,000 and $145,000, respectively.

    Comtech Wireless, Inc. designs and manufactures wireless local loop systems for the rural and remote telephony market. Due to disappointing results and uncertain prospects, effective July 31, 1999, we adopted a plan to liquidate Comtech Wireless, Inc. on or about January 31, 2000, and are in the process of implementing such plan. The results of operations for the segment have been shown as a discontinued operation in the consolidated financial statements. Comtech Wireless, Inc. did not have any sales in fiscal 1999 and in the three months ended October 31, 1999.


RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, certain income and expense items expressed as a percentage of our net sales:

                                          THREE MONTHS ENDED
                                             OCTOBER 31,                  YEAR ENDED JULY 31,
                                          ------------------        -------------------------------
                                          1999         1998         1999         1998         1997
                                          -----        -----        -----        -----        -----
Net sales...............................  100.0%       100.0%       100.0%       100.0%       100.0%
Gross margin............................   28.4         31.2         30.3         29.2         28.6
Selling, general and administrative
  expenses..............................   16.6         18.8         17.5         20.0         21.9
Research and development expenses.......    4.5          5.5          5.3          4.4          4.1
Operating income from continuing
  operations............................    7.4          7.0          7.5          4.8          2.6
Interest expense, net...................    0.0          0.4          0.4          0.7          1.0
Income before income taxes..............    7.3          6.6          7.2          4.3          2.2
Net income..............................    4.6          4.5         13.9          3.7          2.0

    The following table sets forth the percentage change in certain of our income and expense items from fiscal 1997 to 1998, 1998 to 1999 and the three months ended October 31, 1998 to the three months ended October 31, 1999, respectively:

                                                  THREE MONTHS ENDED
                                                     OCTOBER 31,           YEAR ENDED JULY 31,
                                                  ------------------     -----------------------
                                                       % CHANGE          % CHANGE      % CHANGE
                                                      FROM 1998          FROM 1998     FROM 1997
                                                       TO 1999            TO 1999       TO 1998
                                                      ---------          ---------     ---------
Net sales.......................................         34.5%              25.8%         21.7%
Gross profit....................................         22.5               30.7          24.1
Selling, general and administrative expenses....         18.7               10.3          11.0
Research and development expenses...............         10.9               53.3          28.9
Operating income from continuing operations.....         42.0               94.7         127.6
Interest expense, net...........................        (84.8)             (29.8)        (21.1)
Income before income taxes......................         48.8              112.4         138.7
Net income......................................         35.8              376.9         128.1

COMPARISON OF THREE MONTHS ENDED OCTOBER 31, 1999 AND OCTOBER 31, 1998

    NET SALES Consolidated net sales were $11.7 million and $8.7 million for the three months ended October 31, 1999 and 1998, respectively, representing an increase of $3.0 million or 34.5%. This increase was primarily due to increased sales by our telecommunications transmission segment of over-the-horizon microwave equipment principally to one customer, a major U.S. prime contractor, partly offset by lower sales at our RF microwave amplifier segment. International sales increased by approximately $6.0 million or 148.7%, representing 85.5% and 46.2% of total net sales for the three months ended October 31, 1999 and 1998, respectively. Domestic sales decreased by $1.5 million or 53.4%, representing 10.8% and 31.2% of total net sales for the three months ended October 31, 1999 and 1998, respectively. U.S. government sales decreased by $1.5 million or 78.2%, representing 3.7% and 22.5% of total net sales for the three months ended October 31, 1999 and 1998, respectively.

    GROSS PROFIT Gross profit was $3.3 million and $2.7 million for three months ended October 31, 1999 and 1998, respectively, representing an increase of $614,000 or 22.5%. This increase was due primarily to the increase in sales volume. Gross margin as a percentage of net sales, was 28.4% and 31.1% in the three months ended October 31, 1999 and 1998, respectively. The lower gross margin in the 1999 period was due primarily to the changes in the product mix compared to the prior year period.

    SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses were $1.9 million and $1.6 million for the three months ended October 31, 1999 and 1998, respectively, representing an increase of $306,000 or 18.7%. This increase was due primarily to the additional expenses required to support the increased sales volume, including additional personnel, sales commissions, deferred compensation and other administrative expenses. As a percentage of sales, these expenses were 16.6% and 18.8% in the three months ended
October 31, 1999 and 1998, respectively. In addition, the increased expenditures reflected those required by our mobile data communications services segment.

    RESEARCH AND DEVELOPMENT Research and development expenses were $530,000 and $478,000 for the three months ended October 31, 1999 and 1998, respectively, representing an increase of $52,000 or 10.9%. This increase was due to continuing development of new products and technologies and general product enhancement. Whenever possible, we seek customer funding for research and development to adapt our products to specialized customer requirements. During the three months ended October 31, 1999 and 1998, customers reimbursed us $246,000 and $43,000, respectively, which amounts are not reflected in the reported research and development expenses.

    OPERATING INCOME As a result of the foregoing factors, we had operating income from continuing operations of $865,000 in the three months ended October 31, 1999, compared to $609,000 in the prior year period, representing an increase of $256,000 or 42.0%.

    INTEREST EXPENSE Interest expense was $37,000 and $52,000 for the three months ended October 31, 1999 and 1998, respectively, representing a decrease of $15,000 or 28.8%. Interest expense for both periods was substantially due to interest associated with our capital lease obligations.

    INTEREST INCOME Interest income was $32,000 and $19,000 for the three months ended October 31, 1999 and 1998, respectively, representing an increase of $13,000 or 68.4%. This increase was due primarily to the increase in the amount of cash available to invest during this period. Interest income was primarily derived from the cash on hand in excess of working capital requirements that is invested in highly liquid, short-term money-market funds and commercial paper.

    PROVISION FOR INCOME TAXES The provision for income taxes was $325,000 and $45,000 for the three months ended October 31, 1999 and 1998, respectively. The income tax provision for the three-month period of 1999 reflects an approximate 38% tax rate while the provision for the three-month period of 1998 reflects an effective tax rate of approximately 8%. In the three months ended October 31, 1998, the Company utilized available Federal net operating loss carryforwards to offset taxable income which were not previously recorded as a deferred tax asset. The deferred tax assets associated with such carryforwards were recognized by July 31, 1999.

COMPARISON OF FISCAL 1999 AND 1998

    NET SALES Consolidated net sales were $37.9 million and $30.1 million for fiscal 1999 and 1998, respectively, representing an increase of $7.8 million or 25.8%. This increase was due primarily to increased sales by our telecommunications transmission segment of over-the-horizon microwave equipment, principally to one customer, a major U.S. prime contractor. Total sales to this customer during fiscal 1999 were approximately $10.2 million, representing 27.0% of the total net sales. The total order received from this customer in fiscal 1999 was approximately $43.6 million and the contract balance of approximately $33.3 million at July 31, 1999 is expected to be recognized as revenue in fiscal 2000 and 2001. There were no other customers for which total sales in fiscal 1999 represented 10.0% or more of net sales. In fiscal 1998, sales to a different customer represented 12.2% of total net sales. Included in the telecommunications transmission segment are sales of our satellite equipment products, which increased in fiscal 1999 by approximately 65.8%, due to additional product offerings. Sales from our RF microwave amplifier segment declined by approximately 14.9% compared to fiscal 1998, due to the timing of receipt of follow on orders. International sales increased by approximately $8.8 million, or 62.7%, representing 60.1% and 46.5% of total net sales for fiscal 1999 and 1998, respectively. Domestic sales decreased by $1.0 million, or 9.9%, representing 24.3% and 34.0% of total net sales for fiscal 1999 and 1998, respectively. U.S. government sales increased by $20,000 or 0.3%, representing 15.6% and 19.5% of total net sales for fiscal 1999 and 1998, respectively.

    GROSS PROFIT Gross profit was $11.5 million and $8.8 million for fiscal 1999 and 1998, respectively, representing an increase of $2.7 million or 30.7%. The increase was due primarily to the increase in sales volume in fiscal 1999 compared to fiscal 1998. Gross profit as a percentage of net sales was 30.3% and 29.2% in fiscal 1999 and 1998, respectively, due primarily to increased sales of products coupled with lower per unit costs.

    SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses were $6.6 million and $6.0 million in the fiscal 1999 and 1998, respectively, representing an increase of $619,000 or 10.3%. This was due primarily to higher sales commissions, marketing personnel expenses, deferred compensation and other administrative expenses. As a percentage of net sales, these expenses were 17.5% and 20.0% in fiscal 1999 and 1998, respectively. Although increased expenses were required to support the higher sales volume in fiscal 1999 compared to fiscal 1998, these expenses increased at a lower rate than the increase in sales. In addition, the increased expenditures reflect those required by our mobile data communications services segment, which was acquired in fiscal 1999.

    RESEARCH AND DEVELOPMENT Research and development expenses were $2.0 million and $1.3 million in fiscal 1999 and 1998, respectively, representing an increase of $703,000 or 53.3%. We are continually enhancing and developing new products and technologies. In fiscal 1999, the research and development expenses were primarily for developing additional satellite product offerings and redesigning components of over-the-horizon microwave products. Whenever possible, we seek customer funding for research and development to adapt our products to specialized customer requirements. During fiscal 1999 and 1998, we were reimbursed $1.8 million and $356,000, respectively. These amounts are not reflected in the reported research and development expenses.

    OPERATING INCOME As a result of the foregoing factors, we had operating income from continuing operations of $2.8 million and $1.5 million in fiscal 1999 and 1998, respectively, representing an increase of $1.4 million or 94.7%.

    INTEREST EXPENSE Interest expense was $204,000 and $234,000 for fiscal 1999 and 1998, respectively, representing a decrease of $30,000 or 12.8%. Interest expense in both years was due primarily to interest associated with our capital lease obligations.

    INTEREST INCOME Interest income was $65,000 and $36,000 for fiscal 1999 and 1998, respectively, representing an increase of $29,000 or 80.6%. The increase was due primarily to the increase in the amount of cash available to invest in fiscal 1999 as compared to fiscal 1998. Interest income was primarily derived from the cash on hand in excess of working capital requirements that is invested in highly liquid, short-term money-market funds consisting primarily of direct obligations of the U.S. government.

    INCOME TAXES The benefit for income taxes applicable to continuing operations in fiscal 1999 was $3.8 million compared to the provision for income taxes of $180,000 in fiscal 1998. Due to our net operating loss carryforwards and other temporary differences between recognition of income for financial reporting and income tax purposes, we had deferred tax assets of $5.4 million and $5.3 million at the end of fiscal 1999 and 1998, respectively. As of July 31, 1998, we had assessed a 100% valuation allowance against this deferred tax asset. During fiscal 1999, we concluded that a full valuation allowance was no longer necessary given our estimates of future earnings based on substantial new contracts entered into and the expected timing of temporary difference reversals. Accordingly, we reduced the valuation allowance to $777,000 during fiscal 1999. The effect of this change resulted in a tax benefit in fiscal 1999 of $4.6 million, which was partially offset by the provision for the current year's income tax expense.

    DISCONTINUED OPERATIONS We adopted a plan, effective as of July 31, 1999, to liquidate our wireless local loop business. The loss from operations, net of a tax benefit, for fiscal 1999, was $622,000. The loss on the disposition of the segment, net of tax benefit, was $594,000, which includes a provision of $430,000 for operating losses expected to be incurred during the phase-out period.

COMPARISON OF FISCAL 1998 AND 1997

    NET SALES Consolidated net sales were $30.1 million and $24.7 million in fiscal 1998 and 1997, respectively, representing an increase of $5.4 million or 21.7%. This increase was due primarily to increased domestic and U.S. government sales of high power amplifiers and increased international sales of over-the-horizon microwave equipment, partially offset by decreased international sales of satellite communications products. International sales decreased by approximately $184,000, or 1.3%, representing 46.5% and 57.3% of total net sales for fiscal 1998 and 1997, respectively. Domestic sales increased by $3.9 million, or 60.9%, representing 34.0% and 25.7% of total net sales. U.S. government sales increased by $1.7 million, or 39.9%, representing 19.5% and 17.0% of total net sales in fiscal 1998 and 1997, respectively. Sales to one customer in fiscal 1998 and sales to a different customer in fiscal 1997 represented 12.2% and 10.2%, respectively, of total net sales for such years.

    GROSS PROFIT Gross profit was $8.8 million and $7.1 million in fiscal 1998 and 1997, respectively, representing an increase of $1.7 million. The primary reason for this increase was a net increase in sales volume in fiscal 1998. Gross profit, as a percentage of net sales, was relatively unchanged.

    SELLING, GENERAL AND ADMINISTRATIVE Selling, general and administrative expenses were $6.0 million and $5.4 million in fiscal 1998 and 1997, respectively, representing an increase of $598,000 or 11.0%. This increase was due primarily to the increased expenses required to support the higher level of sales in fiscal 1998, including higher bid and proposal expenses, sales commissions, marketing personnel expenses and other administrative expenses. As a percentage of sales, however, these expenses decreased to 20.0% in fiscal 1998, from 21.9% in fiscal 1997.

    RESEARCH AND DEVELOPMENT Research and development expenses were $1.3 million and $1.0 million in fiscal 1998 and 1997, respectively, representing an increase of $296,000 or 28.9%. Research and development expenses as a percentage of net sales were 4.4% and 4.1%, respectively. This increase was primarily due to increased expenses for general product improvements and for the development of a CSAT terminal and VSAT modem and a complement of additional product offerings to the 'fly-away' and 'quick deployment' antenna product lines. Whenever possible, we seek customer funding for research and development to adapt our products to specialized customer requirements. During fiscal 1998 and 1997, we were reimbursed $356,000 and $436,000, respectively, which amounts are not reflected in the reported research and development expenses.

    OPERATING INCOME As a result of the foregoing factors, we reported operating income of $1.5 million in fiscal 1998 compared to operating income of $638,000 in fiscal 1997, representing an increase of $814,000 or 127.6%.

    INTEREST EXPENSE Interest expense was $234,000 and $284,000 in fiscal 1998 and 1997, respectively. Interest expense in both years was due primarily to interest associated with our capital lease obligations.

    INTEREST INCOME Interest income for fiscal 1998 and 1997 was $36,000 and $33,000, respectively. This increase was due primarily to the increase in the amount of cash available to invest in fiscal 1998. Interest income in fiscal 1997 included approximately $14,000 that was received from a customer for extended payment terms.

    OTHER INCOME We reported other income of $30,000 and $151,000 in fiscal 1998 and 1997, respectively. Other income in fiscal 1998 was due primarily to the gain on a foreign currency exchange rate and to the sale of scrap materials. In fiscal 1997, the primary components were the result of a gain on the sale of a storage facility, the sale of fully depreciated equipment and a finder's fee we earned, offset by the write-off of other miscellaneous items.

    INCOME TAXES The provision for income taxes was $180,000 and $54,000 in fiscal 1998 and 1997, respectively. This was comprised of $45,000 and $20,000 for Federal income tax and $135,000 and $34,000 for state income taxes in fiscal 1998 and 1997, respectively. Net operating loss carryforwards were available to offset corporate Federal income tax and we were generally subject only to the alternative minimum tax. We believed our tax benefits were subject to a 100% valuation allowance as of July 31, 1998 and 1997 due to earnings fluctuations inherent in our operations and recent operating losses.

LIQUIDITY AND CAPITAL RESOURCES

    Our cash and cash equivalents position increased by $3.2 million from $2.7 million at July 31, 1998 to $5.9 million at July 31, 1999. Restricted cash of $22,000, which was securing standby letters of credit at July 31, 1998, was no longer required at the end of fiscal 1999. In fiscal 1999, operating activities provided net cash of $4.9 million, investing activities used net cash of $1.2 million and financing activities used net cash of $598,000. During fiscal 1999, we acquired the assets and assumed certain liabilities of two businesses: a mobile data communications services business and a wireless local loop business. The total consideration for these acquisitions of approximately $978,000 was financed by a cash payment of $200,000, a non-recourse note of $250,000, and the issuance of restricted stock and warrants. As of July 31, 1999, one of these acquisitions, the wireless local loop business, was classified as a discontinued operation and certain adjustments were made and expenses accrued, as a result of this decision.

    For the three-month period ended October 31, 1999, our cash and cash equivalent position decreased by $4.5 million from $5.9 million at July 31, 1999 to $1.4 million at October 31, 1999. Operating activities used $4.2 million, investing activities used $210,000 and financing activities used $105,000.

    Accounts receivable decreased by $1.0 million from July 31, 1998 to July 31, 1999 due primarily to the timing of shipments and subsequent collections. The allowance for doubtful accounts decreased by $25,000. Accounts receivable increased by $4.4 million from July 31, 1999 to October 31, 1999, due primarily to the timing of shipments, the subsequent collections of the related receivables, and an increase of approximately $2.1 million in unbilled receivables. The allowance for doubtful accounts of $145,000 remained the same at October 31, 1999 as at the end of fiscal year 1999. We review our allowance for doubtful accounts periodically and believe it adequately reflects the collectibility of our receivables based on past experience and our credit standards. Generally, foreign customers are required to secure payment by an irrevocable letter of credit before an order is accepted.

    Inventory increased by $1.7 million from July 31, 1998 to July 31, 1999 due primarily to the higher backlog of orders. Inventory increased by $287,000 from July 31, 1999 to October 31, 1999, primarily due to the higher levels of inventory required by our mobile data communications services segment. We generally operate on a job-order cost basis, that is, costs are incurred as work-in-process inventory for specific contracts or jobs. Accordingly, inventory levels will vary as a function of our order backlog. Some of our product lines require a more rapid delivery response to customers' requirements and require us to provide for a level of 'off-the-shelf' equipment inventory availability. The only other general inventory that we maintain is for basic components which are common to many of our products. Inventory reserves increased by $341,000 from July 31, 1998 to July 31, 1999 and decreased by $25,000 from July 31, 1999 to October 31, 1999. Inventory reserves are reviewed on an ongoing basis and adjustments are made as needed.

    Net intangible assets at July 31, 1999 and October 31, 1999 of $1.6 million represent goodwill as a result of our acquisition of a mobile data communications services business and entry into that segment. The amortization period for this asset is 20 years.

    Accounts payable increased by $372,000 from July 31, 1998 to July 31, 1999, due primarily to the timing of the purchases and to the higher volume of inventory purchased due to the increased level of sales and backlog. Accounts payable increased by $1.4 million from July 31, 1999 to October 31, 1999 primarily due to an increase in inventory purchases.

    Accrued expenses and other current liabilities increased by $2.4 million from July 31,1998 to July 31, 1999. This was due primarily to the increase in customer advances and deposits and, to a lesser extent, to accrued wages and benefits. Accrued expenses and other current liabilities decreased by $2.1 million from July 31, 1999 to October 31, 1999, primarily due to decreases in customer advances and deposits partly offset by increases in accrued commissions. Whenever possible, we require advance payments, deposits or 'milestone' payments on long-term contracts in order to provide working capital while the contract is in process. Accrued wages and benefits are primarily a function of the number of employees. At October 31, 1999, we had 278 employees compared to 268 employees at July 31, 1999 and 216 employees at July 31, 1998.

    During fiscal 1999, we made leasehold improvements and purchases of machinery and equipment of $1.1 million, of which $136,000 was financed by capital leases. Purchases of property plant and equipment were $210,000 for the three-month period ended October 31, 1999.

    All of our long-term debt consists of capital lease obligations. Principal payments on long-term debt of $821,000 and $173,000, respectively, were made during fiscal 1999 and the first quarter of fiscal 2000, respectively, resulting in long-term debt, including the current portion, of $1.6 million and $1.4 million, respectively.

    We have a $12.0 million secured credit facility from Republic National Bank of New York. The line of credit, to be used for working capital requirements, is for a term of one year and bears interest at 90-day LIBOR plus 1.50% (7.75% at October 31, 1999). During fiscal 1999, we drew advances in the aggregate of $850,000 which were totally repaid by July 31, 1999. There were no borrowings during the three months ended October 31, 1999. The credit facility expires December 31, 2000. We have renewed and received increases in this line of credit annually since 1996.

    We believe that our working capital position, available credit facilities and the net proceeds to us from the sale of shares of our common stock in this offering will be sufficient to meet our cash requirements for at least the next year.

YEAR 2000 COMPLIANCE

    Management has initiated a company-wide program and has developed a formal plan of implementation to prepare for the Year 2000. This includes taking actions designed to ensure that our information technology systems, products and infrastructure are Year 2000 compliant and that our customers, suppliers and service providers have taken similar action. With respect to Year 2000 internal issues, we have evaluated our IT systems, products, equipment and other facilities systems, and management believes that all are Year 2000 compliant. With respect to our external Year 2000 issues, we have surveyed our customers, suppliers and service providers primarily through written correspondence. Despite the efforts to survey customers, suppliers and service providers, management cannot be certain as to the actual Year 2000 readiness of these third parties. To the extent any of our suppliers or service providers are not Year 2000 ready, we believe that we will be able to obtain other suppliers or service providers without a significant interruption to our business. Based upon responses to our inquiries of third parties and our experience since
December 31, 1999, we currently believe we do not have a need for a contingency plan. Certain experts who have studied the issue have published reports indicating that the Year 2000 problem could be substantially more severe in developing economies than in the United States. A significant amount of our sales are for customers in developing countries. Accordingly, the Year 2000 problem could have a disproportionate effect on our business compared to other companies with less international sales.

    To date, the costs related to our compliance with the Year 2000 issue have not had a material adverse effect on our consolidated financial position, results of operations or cash flows.

                                    BUSINESS

    We design, develop, produce and market sophisticated wireless telecommunications transmission components and systems and solid state, high-power broadband amplifiers for commercial and government purposes. Our products are used in point-to-point and point-to-multi-point telecommunications transmission and reception applications such as satellite communications, over-the-horizon microwave systems, cellular telephone systems and cable and broadcast television. Our broadband amplifier products are also used in cellular and PCS instrumentation testing and certain defense systems. We have expanded our business to offer satellite mobile data communications services. This business recently won a contract from the U.S. Army which, subject to government funding and deployment decisions, provides for the purchase of up to $418.2 million in mobile terminal units and global message communications services over an eight-year period. We believe our mobile data communications products and services will afford the company important competitive advantages as we endeavor to expand this business with other government agencies and into commercial markets.

TELECOMMUNICATIONS INDUSTRY TRENDS

    The demand for telecommunications is increasing worldwide as emerging economies seek to modernize their infrastructure and as increasingly information-intensive markets introduce new telecommunications services. The telecommunications industry has expanded rapidly over the last decade and is forecasted to continue to expand due to the following major factors:

    Deregulation and Privatization. Many developing countries that had previously not committed significant resources to or placed a high priority on developing and upgrading their communications systems are now doing so, primarily through deregulation and privatization. A significant number of these countries do not have the resources, or have large geographic areas or terrain that make it difficult, to install extensive land-based networks on a cost-effective basis. This provides an opportunity for satellite and other wireless communications services systems to meet the requirement for communications services in these countries.

    Growing Demand for Data Communications Services. Factors contributing to the growing demand for communications services include worldwide economic development and the increasing globalization of commerce. Businesses have a growing need for higher bandwidth services to communicate with their customers and employees around the world and are increasingly reliant upon Internet and multimedia applications. We expect demand for these kinds of higher bandwidth services to grow in both developed and developing countries.

    Increasing Cost-Effectiveness. The relative cost-effectiveness of satellite and other wireless telecommunications services is a major factor driving the growth in areas with rapidly developing telecommunications infrastructures. These developing infrastructures often cover large geographic areas, where population concentrations that are separated by significant distances require a technology whose cost and speed of implementation is relatively insensitive to distance.

    Technological Advances. Technological advances continue to increase the capacity of telecommunications networks and reduce the overall cost of the systems and the services they deliver. This increases the number of potential end users for the services and expands the available market. We believe that recent technological developments, such as bandwidth on demand and signal processing methods, will continue to stimulate the demand.

PRODUCTS AND SERVICES

    Our operations consist of three business segments: mobile data communications services, telecommunications transmission and RF microwave amplifiers, which offer the following products and services:

                                                                   REPRESENTATIVE
          SEGMENT                PRODUCTS AND SERVICES               CUSTOMERS                    APPLICATIONS
          -------                ---------------------               ---------                    ------------
Mobile data communications    Mobile data terminals and     U.S. Army and, potentially,   Satellite-based mobile data
services                      communications services       Department of Defense, other  communications services (see
                                                            governmental agencies,        table on page 28 for
                                                            transportation companies      specific applications)

Telecommunications            Up and down frequency         Satellite systems             Voice, fax, data, video
transmission                  converters                    integrators, service          broadcast, Internet trunking
                                                            providers, television         over satellite
                                                            broadcasters and defense
                                                            contractors such as
                                                            Globecomm Systems, Inc.,
                                                            Hughes Network Systems, IDB
                                                            Worldcom Inc., DirecTV, ATT
                                                            Alascom

                              Modems, including turbo       Satellite systems             Voice, data, and fax
                              codec                         integrators and service       communications over
                                                            providers such as Data        satellite, Internet
                                                            Marine Systems Ltd., Telesat  trunking, on demand
                                                            Canada, PanAmSat Corp., NSN   telephony, video
                                                            Network Systems, Inc.         conferencing

                              CSAT transceivers             Satellite systems             Voice, data, fax,
                                                            integrators service           telemedicine, Internet
                                                            providers and telcos, such    networks over satellite
                                                            as Singapore
                                                            Telecommunications, Ltd,
                                                            Lanka Internet Services,
                                                            Ltd, Louisiana Networks,
                                                            Inc.

                              Over-the-horizon microwave    Defense industry, oil         Data, fax, telephony for
                              products                      companies such as Northrop    offshore oil platforms and
                                                            Grumman, Esso Production      defense communications
                                                            Malaysia Inc., BP Amoco PLC   applications

                              Offsat antenna systems        Broadcast networks such as    'C' band uplink
                                                            National Public Radio,        applications, teleport
                                                            Worldcom                      applications, radio networks
                                                                                          and private networks

                              Simulsat multibeam antenna    Cable TV companies such as    Receive up to 35 satellites
                              systems                       Time Warner Communications,   simultaneously; broadcast
                                                            Inc., Cox Communications,     TV, cable TV and teleport
                                                            Inc., GTE Government Systems  applications
                                                            Corp.

                              Mobile satellite antenna      Transportable satellite       Quick response satellite
                              systems                       system service providers      communications (disaster
                                1.8 and 2.4 meter fly-away  such as Impsat                recovery)
                                quick deployables           Communicacoes, Ldta
                                trailer mounted systems     (Brazil), U.S. State
                                                            Department, U.S. Department
                                                            of Defense

RF microwave amplifiers       Linear amplifiers             Cellular infrastructure       Testing of cellular and PCS
                                                            system manufacturers such as  products
                                                            Motorola Inc., Ericsson
                                                            Inc., Nokia
                                                            Telecommunications Inc.,
                                                            Lucent Technologies Inc.

                              Pulse amplifiers              Major systems integrators     IFF (identification friend
                                                            such as Litton Systems Inc.,  or foe), radar (tracking,
                                                            Raytheon Systems Company,     weather)
                                                            Lockheed Martin Corp. and
                                                            U.S. government agencies

                              Special linear amplifiers     Condor Systems, Inc.          Pre-detonation of electronic
                                                                                          munitions proximity fuses

                              Special linear amplifiers     Domestic and foreign system   Communications jammers --
                                                            suppliers such as Thomson     interrupt communications
                                                            CSF Communications, Rockwell  links, including cellular,
                                                            Collins, Inc. and foreign     GSM and PCS services
                                                            ministries of defense

MOBILE DATA COMMUNICATIONS SERVICES BUSINESS SEGMENT

    The demand for mobile data communications services and products has increased dramatically in recent years for both government and commercial applications. This demand has been driven by advances in digital technology coupled with the need to better locate, track, manage, monitor and communicate with mobile and fixed assets. The transmission of information may be done over various systems, i.e., terrestrial, cellular or satellite, depending on the most cost-effective approach to meet the application's requirements. Recently published third-party studies predict in excess of a ten-fold increase in terminals for satellite-based data services in the period from 1999 to 2004.

    Recognizing the potential of this marketplace, in 1998 we acquired the assets of Mobile Datacom Corporation to form Comtech Mobile Datacom Corporation. Mobile Datacom Corporation was formed in 1993 to commercialize mobile data communications systems in the United States and abroad. The technology base for these systems was originally developed by engineers and scientists of Geostar Corporation in the 1980s. Joel R. Alper, a former senior executive for COMSAT and later founder of Mobile Datacom Corporation, serves as President and Chief Executive Officer of Comtech Mobile Datacom Corporation.

    We have continued to develop and are marketing a Web-enabled, satellite-based mobile data communications system for the land mobile, remote sensing, utility, aviation and maritime markets. Applications include asset location and tracking, two-way mobile messaging, e-mail and automated reading of sensors, including meters and gauges. Through our satellite earth station gateway in Germantown, Maryland, we can route signals to and from mobile or fixed remote terminals via leased satellite capacity. Customers can access their data through an Internet or terrestrial connection to their headquarters' Web sites.

    We believe that our system offers the following significant advantages over competitive systems:

     Messages or position location reports can be sent automatically at preset intervals or, if by an operator, upon command by the user;

     Messages are delivered typically in less than ten seconds, via satellite and Internet, between user headquarters and remote/mobile terminals, as well as from remote/mobile to remote/mobile terminal, anywhere in the world within the coverage of the satellites employed;

     The system is designed for messages up to 100 characters in length, and can accommodate greater content by sending multiple messages which are combined at the receiving end into a single, coherent message;

     Message content is highly secure by virtue of the proprietary encryption techniques and the inherent characteristics of the CDMA technology employed;

     The system has the flexibility to operate over a variety of satellite systems, including those in geostationary orbit (GEO's), as well as those in low earth orbit (LEO's); and

     Changes from one satellite system to another can be accomplished without the need to modify the mobile terminals, assuring the users that should demands increase or should a particular satellite system experience problems of a technical or financial nature, a switch to another system is feasible without the need to replace assets.

    While the service is satellite-based, we do not own satellites. Worldwide coverage is available today, and multiple system coverage is available in many regions as well. Satellite capacity will be leased for our data communications services, which represents a significant advantage in consideration of the increasingly competitive environment for sale or lease of satellite capacity. As a result, we believe that our data services costs will be among the lowest in the industry, and ongoing product development efforts will enable us to maintain this competitive advantage.

    Primarily on the basis of these competitive advantages and our pricing structure, in June 1999 the U.S. Army selected us to provide a system to be deployed on a global basis by its Logistics Command for use in tracking its mobile assets and communicating by message in near real-time with these units from fixed and mobile command centers. The contract allows for purchases of up to $418.2 million of equipment and services over an eight-year period, and is open to other U.S. government agencies to procure their tracking and messaging requirements.

    Although the U.S. Army contract obligates us to provide up to 56,000 mobile terminals and worldwide satellite services over an eight-year period as and when ordered by the U.S. Army and at the fixed prices and other terms set forth in this contract, the U.S. Army is not obligated to purchase any terminals or services under this contract and may terminate this contract at its convenience. Orders under this contract will be subject to unpredictable funding and deployment decisions based upon, among other things, additional field testing. We currently anticipate receiving our first production order during the second half of fiscal 2000, but we cannot assure you that any orders will be received.

    In September 1999, we completed a validation test involving communicating between mobile terminals in Germany and Texas over two satellite links, with the respective ground stations interconnected via the Internet. An operational readiness evaluation is scheduled to take place in March 2000. Due to the increased visibility the system has achieved as a result of this contract, other agencies of the Department of Defense, as well as a variety of other government agencies with an interest in secure data communications and personal communications, have shown increased interest in the potential use of our system. U.S. companies under contract or bidding for large systems contracts requiring wireless data communications as one element of the system have approached us, and there are prospects for multi-agency adoption of this system as a standard for low data rate wireless messaging. Under joint funding by the Departments of Defense and Energy, we are proceeding to develop our technology to reduce size and cost, as well as power demand. That development of a second generation mobile device would further strengthen our position in the rapidly growing mobile data communications services market.

    While the U.S. Army and other government agency business is expected to become a major source of our growth in the near term, we intend to expand our customer base for mobile data communications services and products into commercial markets. It is important to note that the system, which will be used by the U.S. Army, is immediately available as a commercial system.

    Commercial markets for satellite-based mobile data communications services include land mobile applications, remote sensing, utility, maritime and aviation applications. Gartner Group forecasts more than 5,000,000 commercial terminals for these services in 2004, an increase from fewer than 400,000 in 1998. QUALCOMM Incorporated is the leading supplier of commercial mobile data communications services to the transportation industry with approximately 300,000 mobile terminals reported in use as of September 30, 1999. Orbcomm Global, L.P. has deployed a LEO satellite system for remote data communications services including tracking and messaging. Orbcomm's system has generated considerable commercial interest.

    Specific applications within each commercial market include the following:

     LAND MOBILE        REMOTE SENSING         UTILITY           MARITIME           AVIATION
     -----------        --------------         -------           --------           --------
Truck fleet            Custody transfer   Meter reading      Fleet monitoring   Search and rescue
 monitoring             metering          Near real-time     Vessel tracking    Flight watch
Cargo tracking         Gas compressor      utility account    systems           Flight log
Trailer monitoring      monitoring         access for        Weather            Ground watch
Least cost routing     Gas pipeline        customer service   information       Flight support
Dispatching             monitoring        Wireless network   Fuel flow            - weather
Engine monitoring      Flow computer       management         monitoring          - flight plans
                        data collection                      Search and rescue    - checklists
                       Valve control                         Remote monitoring    - approaches
                       Oil storage tank                      Two-way            Aero-mail
                        monitoring                            messaging/EDI     Aviation
                       Remote burglar                                            information
                        alarm

    We believe the performance and price features of our system will make it an extremely attractive choice for users in commercial markets. Our success will depend on our ability to access the best distribution channels and develop applications that create real value for the customer. As a result of our prior activities and relationships, we will focus first on the land mobile and remote sensing markets. We anticipate having terminals in beta test with several commercial customers in these markets by the end of fiscal 2000.

    Our ability to achieve significant results in commercial markets will also depend on, among other things, our ability to attract people and to establish relationships with value added resellers. Comtech is already engaged in identifying and hiring marketing staff with knowledge of targeted market sectors. We have begun to identify resellers in our market segments of immediate interest, and have plans to work with them in the months ahead.

    The availability of products is another critical element to success. Comtech has selected SCI Systems, Inc. of Huntsville, Alabama to be its subcontractor for terminals. SCI Systems is one of the world's largest contract manufacturers of electronics for computers and communications. SCI has worked closely with us for several years, and is now beginning to manufacture mobile terminals and computers for the U.S. Army contract. We have placed an order with SCI for the manufacture of 100 mobile terminals, and parts have been purchased for another 500 terminals. Because certain components that we need currently require a lead time of four months or longer, and the U.S. Army contract requires us to provide mobile terminals and services within 30 days after we receive an order, we anticipate spending approximately $4.2 million in the second half of fiscal 2000 for parts and assembly and supporting infrastructure in advance of receiving our initial order from the U.S. Army.

    To provide engineering support, we have an arrangement with Anteon Corporation, a large engineering firm with significant experience in military logistics, whose offices are in Fairfax, Virginia. In addition, under one of our technology development contracts, we engaged the Canadian firm of Vistar Telecommunications Inc. to contribute aspects of their technology to our mobile terminal design. As a result, we license certain aspects of the design technology used in some of our mobile terminals under a non-exclusive license agreement with Vistar. The license has an initial term expiring in 2005, subject to renewal at our option for up to four additional years. Under this license, we are obligated to pay Vistar a royalty for each mobile terminal that we sell utilizing their technology. Vistar offers a similar but more limited mobile data communications service. The material operating system protocols and software and our gateway technology were developed by us and are not subject to the Vistar license.


    We will lease satellite capacity for our mobile data communications system. We are in negotiations with two satellite network operators for long-term satellite coverage in North America, Central America and the northern rim of South America, and expect to sign a lease for such coverage when we receive the initial production order from the U.S. Army. Although we cannot assure you that the lease that we ultimately enter into will be on these terms, we expect that any such lease we enter into for our anticipated initial capacity needs will have a term of four to five years and provide for total lease payments of $4.0 million to $5.0 million over the lease term, with the early monthly fee payments being less than later payments, in recognition of our need to sign up customers and generate revenue. We expect that any such lease would require us to pay a penalty of up to 12 months of fees if we terminate the lease before the end of its term. There are other satellite coverage alternatives today for much of the world, and we expect that new satellite launches will increase those alternatives in the next 12 months. As our system is capable of operating over a broad range of geostationary and low earth orbit satellite systems, and as new systems of either type are launched, we will seek, subject to then existing contractual obligations, the most attractive terms. We cannot assure you that we will be able to obtain sufficient satellite capacity on reasonable terms or on a timely basis.



    We are currently performing service testing pursuant to special temporary authority from the Federal Communications Commission ("FCC"). Our application for a blanket FCC license to operate mobile data terminals is pending. Although we expect to be able to obtain FCC authority for our anticipated initial capacity needs, we can give you no assurance that we will be able to do so, or do so on a timely basis.


    Our Germantown, Maryland gateway communications center is modular and is easily expandable as the number of subscribers increases. We currently expect to establish a redundant gateway communications center at another location during fiscal 2000 as our business develops, at an estimated cost of $250,000.

TELECOMMUNICATIONS TRANSMISSION BUSINESS SEGMENT

    In making procurement decisions, customers for telecommunications equipment must weigh the relative costs and advantages of the six presently available transmission technologies: copper cable, fiber optic cable, high frequency radio systems, wireless microwave systems, over-the-horizon microwave systems and satellite systems. Rarely is a complete communications network or system based solely on one of these technologies. Transmission can be routed through a combination of technologies, each employed where most cost-effective. Our products are used in satellite, over-the-horizon microwave, terrestrial line-of-sight microwave and other wireless applications.

     COPPER CABLE, the traditional transmission medium most familiar to consumers, is being replaced and supplemented by the other media, particularly for high-volume and long distance transmissions where it has substantial capacity, cost and reliability limitations.

     FIBER OPTIC CABLE is best suited to high-volume, point-to-point, short- or long-distance links where its advantages -- capacity, quality and security -- justify the long lead-time and high cost to equip and install a network.

     HIGH FREQUENCY (HF) RADIO SYSTEMS employ long wavelengths which are propagated beyond line-of-sight distances either by surface waves traveling along the earth's perimeter or by skywave reflection of the transmitted waves off different layers of the ionosphere.

     WIRELESS AND LINE-OF-SIGHT MICROWAVE COMMUNICATIONS SYSTEMS, generally used for point-to-point communications, employ signals with extremely short wavelengths which travel only in line-of-sight paths over relatively short distances, generally under 30 miles, can be quickly and easily installed, require relatively low initial capital investment and can be upgraded and expanded over time.

     OVER-THE-HORIZON MICROWAVE COMMUNICATIONS SYSTEMS transmit signals over distances from 30 to 600 miles by reflection of the transmitted signals off the troposphere, an atmospheric layer located approximately seven miles above the earth's surface. Such systems offer a high level of reliability and security.

     SATELLITE COMMUNICATIONS SYSTEMS have grown and diversified in response to demand for efficient and accurate long distance voice and video communications and digital information exchange. In a satellite communications system, information is relayed to and from microwave transmitting and receiving stations on the ground by means of LEO, medium earth orbit (MEO), or GEO satellites, which are generally placed in an orbit from 600 to 22,300 miles above the earth's equator. Satellite communications systems are particularly useful where long-range, high capacity and high quality point-to-point or point-to-multipoint communication is desirable. As few as three GEO satellites can provide global communications coverage. These systems, which use microwave technology, are well suited for rapid introduction of service in remote areas or where communications alternatives are unavailable, such as mobile, shipboard or defense applications.

    Our Comtech Communications Corp. subsidiary located in Tempe, Arizona, designs and manufactures equipment used in commercial and defense satellite communications applications. The equipment includes modems, frequency up converters and down converters, solid state power amplifiers and satellite VSAT transceivers, which combine our frequency converters and solid state, high-power amplifier technology. These products comprise a broad range of receiving and transmitting equipment offering a variety of state-of-the-art technical capabilities with respect to performance, complexity and value. Comtech Communications Corp. recently introduced a turbo codec modem product line. This forward error correction solution offers significantly improved power and bandwidth performance over traditional systems.

    Our Comtech Antenna Systems, Inc. subsidiary, located in St. Cloud, Florida, designs, manufactures, and markets a wide variety of fiberglass and aluminum antennas for over-the-horizon microwave and satellite communications applications, including distributed network programming, cable and broadcast television and radio as well as other forms of information and entertainment distribution. Comtech Antenna Systems, Inc. designs antennas for specific types of telecommunications systems and, typically, sells standardized products to independent distributors, prime contractors and end user customers. Comtech Antenna Systems, Inc.'s antenna product line includes fixed and mobile antenna systems and specialized multi-beam satellite antenna systems that are capable of receiving signals simultaneously from many independent satellites located up to 60 degrees apart.

    Our Comtech Systems, Inc. subsidiary, located in Orlando, Florida has a product line consisting primarily of equipment for over-the-horizon microwave systems and networks. It has a turnkey capability that ranges from system and network planning through equipment and system training and operation and maintenance programs. It also supplies telecommunication systems by combining its products with equipment manufactured by our other operating units and third parties. Comtech Systems, Inc. markets its products and services to oil and gas companies and other commercial users, foreign defense commands and system prime contractors. We believe that Comtech Systems, Inc.'s products, which employ adaptive modem digital transmission technology, offer high-speed data benefits over the traditional analog over-the-horizon microwave products offered by its sole competitor.

RF MICROWAVE AMPLIFIER BUSINESS SEGMENT

    Amplifiers reproduce signals with greater power, current or voltage amplitude. Indispensable in the world of signal processing, amplifiers can be as tiny as a microchip for a hearing aid or as massive as a multi-story building for transmitting radio signals to submerged submarines or to outer space.

    In telecommunications, solid state high-power amplifiers are used to amplify signals for radiation from transmitting antennas in satellite or other wireless telecommunications systems. They are also used to amplify signals in defense and airport radar and electronic jamming systems. In the laboratory, solid state, high-power amplifiers are used to test the performance of high power microwave and wireless electronic system components used in cellular and PCS networks.

    Solid state high-power amplifiers are also used in electromagnetic compatibility and susceptibility testing. The proliferation of electronic systems in products such as automobiles, computers, wireless telephones, radios, televisions, medical equipment, sound amplifiers, aircraft and other products has led to increasingly serious problems with electromagnetic interference. Manufacturers, therefore, test these electronic systems for electromagnetic compatibility and susceptibility using solid state, high-power RF microwave amplifiers such as those we manufacture. For example, such testing may be used to determine whether the various electronic systems in a commercial aircraft are likely to be affected by the use of laptop computers, wireless telephones or video games by passengers in flight.

    We believe our Comtech PST Corp. subsidiary, located in Melville, New York, is one of a small number of companies designing, developing, manufacturing and marketing solid state high-power large signal amplifiers in the microwave and RF spectrums. Our products amplify energy for applications, including wireless and satellite telecommunications, instrumentation and defense systems. Comtech PST Corp. sells its products to domestic and foreign commercial users, government agencies and prime contractors. We believe it is an innovative supplier of these amplifiers and related power processing equipment.

BUSINESS STRATEGIES

    We manage our business with the following principal corporate strategies:

     Operate on a decentralized basis to maximize responsiveness to customers.

     Continue product innovation through investment in research and development.

     Capitalize on synergies among our business segments to secure larger contracts.

     Pursue acquisitions and investments in complementary businesses, technologies, products and services.

    In addition, we have developed various specific strategies within our business segments to capitalize on the growth opportunities we have identified. These strategies include:

    Mobile data communications services. We believe our systems and products offer advantages useful to our target market, including broad geographic coverage, near real-time data delivery and greater functionality than other providers. As the scale of our mobile data communications services business increases, we expect to offer customers cost-effective communications solutions and achieve further growth by:

     Managing the roll out of the U.S. Army system to capitalize on the contract's opportunities and to provide a referenceable customer relationship that validates the effectiveness of our systems and products and generates substantial renewals.

     Continuing to pursue identified opportunities to sell these systems and products to other agencies of the U.S. government, including the Air Force and Departments of Defense and Energy.

     Focusing on development of new and emerging commercial applications for our mobile data communications systems primarily by working with value added resellers and early adopter end users. The first two applications we will target are in the land mobile and remote sensing markets. We anticipate having terminals in beta test with several customers in these markets by the end of fiscal 2000.

    Telecommunications transmission. We attribute our historical success in this area to designing, manufacturing and marketing high quality products. We believe that we can continue to grow our telecommunications transmission business by:

     Further expanding our product line to meet a wider range of our customers' needs for high quality components and sub-systems, with particular focus on operators of satellite ground systems.

     Enhancing our existing product line to serve rapidly developing markets. For example, we are developing modems, transceivers and other products to meet the growing need for higher speeds and greater bandwidth resulting from new and emerging Internet applications.

     Endeavoring to maintain our market leadership in over-the-horizon microwave technologies and to broaden applications and improve product performance to facilitate the functionality of our products for users where unfriendly terrain or other constraints make other forms of communication impractical.

    RF microwave amplifiers. We will seek to increase our share of this market by:

     Continuously enhancing our amplifier product line to incorporate advances in solid state device electronics.

     Continuing efforts to encourage original equipment manufacturers and users to outsource their requirements based upon the technical leadership of our products.

     Expanding our products to include a line of PCS base station amplifiers.

     Combining high-power amplifiers and solid state switches for advanced communications jamming applications.

SALES, MARKETING AND CUSTOMER SUPPORT

    Our international sales (including sales to prime contractors' international customers) from all three business segments represented approximately 57.3%, 46.5%, 60.1% and 85.5% of total net sales in the fiscal 1997, 1998 and 1999 and the three months ended October 31, 1999, respectively. We expect our international sales to continue to increase due to the global expansion of telecommunications and microwave instrumentation and we expect that international sales will remain a substantial portion of our total sales for the foreseeable future.

    Domestic commercial sales represented approximately 25.7%, 34.0%, 24.3% and 10.8% of our total net sales in fiscal 1997, 1998 and 1999 and the three months ended October 31, 1999, respectively. The balance of our sales is to U.S. government departments or agencies.

    Sales to one customer in fiscal 1997 and to two different customers in fiscal 1998 and 1999 represented 27.0%, 12.2% and 10.2% of our total net sales, respectively. Sales to one customer, a major U.S. aerospace prime contractor, represented 58.2% of our total net sales for the three months ended October 31, 1999. We have experienced and will continue to experience the effect of a limited number of customers on our net sales because most of our sales are derived from a relatively small number of large customer contracts.

    Each of our operating units conducts its own sales and marketing efforts. In some instances, our operating units may bundle other units' products. Sales and marketing strategies vary with particular markets served and include direct sales through sales, marketing and engineering personnel, sales through independent representatives, value added resellers or a combination of the foregoing. Our operating units enter into sales distribution agreements for certain products with distributors. Unlike sales representatives, who merely find customers on a commission basis, some of our distributors purchase products from us for resale. We intend to continue to expand domestic and international marketing efforts through independent sales representatives, distributors and value added resellers.

    Our management technical and marketing personnel establish and maintain relationships with customers. Our strategy includes a commitment to provide ongoing customer support for our systems and equipment. This support involves providing direct access to engineering staff or trained technical representatives to resolve technical or operational problems.

BACKLOG

    Our backlog as of July 31, 1998 and 1999 and the three months ended October 31, 1999 was approximately $15.4 million, $38.6 million and $36.2 million, respectively. We expect that a substantial majority of our backlog as of July 31, 1999 and October 31, 1999 will be recognized as sales during fiscal 2000. We received payments in respect of progress billings and advance payments aggregating approximately $3.1 million and $1.2 million as of July 31, 1999 and the three months ended October 31, 1999, respectively, in connection with orders included in the backlog at these dates. At July 31, 1999 and October 31, 1999, respectively, approximately 2.7% and 4.8% of that backlog consisted of U.S. government contracts, subcontracts and government funded programs, approximately 92.1% and 84.1% consisted of orders for use by foreign customers (including sales to prime contractors' international customers) and approximately 5.2% and 11.1% consisted of orders for use by domestic commercial customers. Our backlog at July 31, 1999 and October 31, 1999 included funded orders of $100,000 and $400,000, respectively, under the U.S. Army contract with Comtech Mobile Datacom Corp.

    Our backlog consists solely of orders believed to be firm. In the case of contracts with departments or agencies of the U.S. government, orders are only included in backlog to the extent funding has been obtained for such orders. All of the contracts in our backlog are subject to cancellation at the convenience of the customer or for default in the event that we are unable to perform the contract.

    Variations in backlog from time to time are attributable in part to the timing of our preparation and submission of contract proposals, the timing of contract awards and the delivery schedules on specific contracts. As a result, we believe our backlog at any point in the fiscal year is not necessarily indicative of the total sales anticipated for any particular future period. Our Comtech Antenna Systems, Inc. and Comtech Communications Corp. businesses operate under short lead times and usually generate sales out of inventory, as is the case for a significant portion of our RF microwave amplifier business.

MANUFACTURING AND SERVICE

    Our manufacturing operations consist principally of the assembly and testing of electronic products we design and build from purchased fabricated parts, printed circuits and electronic components and, in the case of antennas, the casting of fiberglass antennas. We employ formal quality management programs and other training programs, including International Standards Organization's (ISO
9000) quality procedure registration programs. Our Comtech PST Corp. and Comtech Systems, Inc. operating units have been qualified for ISO 9001 and we are in the process of qualifying our other operating units.

    Our ability to deliver products to customers on a timely basis is dependent in part upon the availability and timely delivery by subcontractors and suppliers of the components and subsystems that we use in manufacturing our products. Electronic components and raw materials used in our products are generally obtained from independent suppliers. Some components are standard items and are available from a number of suppliers. Others are manufactured to our specifications by subcontractors. We obtain certain components and subsystems from a single source or a limited number of sources. We believe that most components and equipment are available from existing or alternative suppliers and subcontractors. A significant interruption in the delivery of such items could have a material adverse effect on our business and results of operations.

    See 'Business -- Mobile Data Communications Services Business Segment' for a further description of manufacturing operations in that segment.

RESEARCH AND DEVELOPMENT

    The technology used in our products is subject to rapid development and frequent change. Our business position is in large part contingent upon the continuous refinement of our scientific and engineering expertise and the development, either through internal research and development or acquisitions, of new or enhanced products and technologies.

    A majority of our sales in fiscal 1999 and the three months ended October 31, 1999 were of products developed by us within the past five years, including, for example, linear amplifiers sold to cellular and PCS telephony system manufacturers for testing their systems' amplifiers and turbo codec modems sold to satellite systems integrators and service providers for use in high performance voice, data, video and fax transmission.

    We reported research and development expenses of $1.0 million, $1.3 million, $2.0 million and $530,000 in fiscal 1997, 1998 and 1999 and the three months ended October 31, 1999, respectively, representing 4.1%, 4.4%, 5.3% and 4.5% of total net sales, respectively, for these periods. A portion of our research and development efforts relates to the adaptation of our basic technology to specialized customer requirements and is recoverable under such contracts, and such expenditures are not included in our research and development expenses for financial reporting purposes. During fiscal 1997, 1998 and 1999 and the three months ended October 31, 1999, we were reimbursed by customers for such activities in the amounts of $436,000, $356,000, $1.8 million and $246,000, respectively. Accordingly, our aggregate research and development expenditures (internal and customer funded) were 5.9%, 5.6%, 10.0% and 6.6% of total net sales in fiscal 1997, 1998, 1999 and the three months ended October 31, 1999, respectively.

PATENTS AND LICENSES

    Although we own or hold licenses for a number of patents, patents and licenses have been of substantially less significance in our business than our scientific and engineering know-how, production techniques, the timely application of our technology and the design development and marketing capabilities of our personnel. We rely on the laws of unfair competition, restrictions in licensing agreements and confidentiality agreements to protect such knowledge and techniques.

COMPETITION

    Our businesses are highly competitive and characterized by rapid technological change. In addition, the number of potential customers for our products is limited. Our growth and financial condition depend on, among other things, our ability to keep pace with such changes and developments and to respond to the sophisticated requirements of an increasing variety of electronic equipment users. Many of our competitors are substantially larger, have significantly greater financial, marketing, research and development, technological and operating resources and broader product lines than we do. A significant technological breakthrough by others, including smaller competitors or new companies, could have a material adverse effect on our business. In addition, certain of our customers have technological capabilities in our product areas and could choose to replace our products with their own.

    In the market for mobile data communications services, there are several much larger competitors with existing systems. The largest of these competitors is QUALCOMM Incorporated, which reported that, as of September 30, 1999, it had sold more than 300,000 mobile units and provided messaging and maintenance services to more than 850 transportation companies in the United States. Orbcomm has deployed a LEO satellite system for remote data communications services, including tracking and messaging. Existing competitors are aggressively pricing their products and services and may continue to do so in the future. We anticipate that new competitors will enter that market in the future. Competitors continue to offer new value added products and services, which we may be unable to match on a timely or cost-effective basis. Increased competition may impact margins throughout the industry.

    We believe that competition in all of our markets is based primarily on product performance, reputation, delivery times, customer support and price. Due to our decentralized organizational structure and proprietary know-how, we believe we have the ability to develop, produce and to deliver equipment on a cost-effective basis faster than many of our competitors.

KEY PERSONNEL/EMPLOYEES

    We believe our success is dependent upon the continued contributions of our key management personnel, including the key management at each of our operating units, and depends to a significant extent upon Fred Kornberg, our Chairman, Chief Executive Officer and President. Many of our key personnel, particularly the key engineers, would be difficult to replace, and are not subject to employment or non-competition agreements. The development of our mobile data communications services business is particularly dependent upon Joel R. Alper, the President of Comtech Mobile Datacom Corp. The success of our subsidiary Comtech Systems, Inc., is particularly dependent upon Richard L. Burt, its President. Our growth and future success will depend in large part upon our ability to attract and retain highly qualified engineering, sales and marketing personnel. Competition for such personnel from other companies, academic institutions, government entities and other organizations is intense. Although we believe we have been successful to date in recruiting and retaining key personnel, we may not be successful in attracting and retaining the personnel we require in order to continue to grow and operate profitably. The management skills that have been appropriate for our business in the past may not continue to be appropriate if our business continues to grow and diversify.

    At October 31, 1999, we had 278 employees, 130 of whom were engaged in production and production support, 91 in research and development and other engineering support and 57 in marketing and administrative functions. None of the employees are represented by a labor union. We believe that our employee relations are good.

COMPLIANCE WITH FEDERAL, STATE AND LOCAL ENVIRONMENT PROTECTION LAWS

    We are subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture our products, particularly in connection with the fabrication of fiberglass antennas by Comtech Antenna Systems, Inc. We believe that we are currently in compliance in all material respects with such regulations and that we have obtained all necessary environmental permits to conduct our business. To date, compliance with federal, state or local environment protection laws has not had a material effect on our capital expenditures, earnings or competitive position, and we do not expect that such compliance will have a material effect in the future.

PROPERTIES

    Our corporate offices are located in a portion of the 46,000-square foot facility on two acres of land in Melville, New York which also houses Comtech PST.

    We lease the facility in Melville, New York from a partnership controlled by our Chairman, Chief Executive Officer and President. The lease, as amended, provides for our exclusive use of the premises as they now exist for an initial term of ten years through December 2001. We have the option to extend the term of the lease for an additional ten-year period and a right of first refusal in the event of a sale of the facility. The base annual rental under the lease is subject to adjustments. We believe that the terms of this lease are not less advantageous to us than those that would have been available to us from an unrelated party.

    We lease the 32,000-square foot facility on eight acres of land used by Comtech Antenna Systems, Inc. in St. Cloud, Florida from a Florida land trust controlled by our Senior Vice President and Chief Financial Officer. The lease provides for our exclusive use of the premises as they now exist for a term expiring September 2003. We have an option to extend the term of the lease for an additional five-year period. The base annual rental under the lease is subject to adjustments. We believe that the terms of this lease are not less advantageous to us than those that would have been available to us from an unrelated party.

    In December 1999, we leased a 72,500-square foot facility for Comtech Systems, Inc. in Orlando, Florida from an unrelated third party. The lease provides for the exclusive use of the premises as they now exist through April 2002. The base annual rental is subject to adjustments.

    We lease a 20,000-square foot building in Tempe, Arizona for our Comtech Communications Corp. operating unit from an unrelated third party. The lease provides for the exclusive use of the premises as they now exist for a term of three years through April 2001.

    We lease 7,100-square feet of space located in Germantown, Maryland that is used by Comtech Mobile Datacom Corp. from an unrelated third party. This lease provides for the exclusive use of the premises as they now exist through August 2004.

LEGAL PROCEEDINGS

    We are subject to certain legal actions that arise out of the normal course of business. These actions have not had a material effect on our consolidated financial position or results of operations.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL

    The following table sets forth information regarding our directors, executive officers, and other key personnel.

NAME                                              AGE                        POSITION
----                                              ---                        --------
Fred Kornberg...................................  64       Chairman of the Board, Chief Executive
                                                           Officer and President
J. Preston Windus, Jr...........................  56       Senior Vice President and Chief Financial
                                                           Officer; President of Comtech PST Corp.
Richard L. Burt.................................  58       Senior Vice President; President of Comtech
                                                           Systems, Inc.
Robert L. McCollum..............................  51       Vice President; President of Comtech
                                                           Communications Corp.
Gail Segui......................................  53       Secretary and Treasurer
Thomas Christy..................................  50       President of Comtech Antenna Systems, Inc.
Joel R. Alper...................................  61       President of Comtech Mobile Datacom Corp.
George Bugliarello..............................  72       Director
Richard L. Goldberg.............................  64       Director
Gerard R. Nocita................................  63       Director
John B. Payne...................................  64       Director
Sol S. Weiner...................................  80       Director

    Mr. Kornberg has been Chief Executive Officer and President of Comtech since 1976. Prior to that, he was the Executive Vice President of Comtech from 1971 to 1976 and the General Manager of the telecommunications transmission segment. He is also a senior member of the Institute of Electrical and Electronics Engineers and the Armed Forces Communications and Electronics Association.

    Mr. Windus has been a Senior Vice President of Comtech since 1998. He has served as Chief Financial Officer of Comtech since 1993. From 1993 to 1998, he also served as a Vice President of Comtech. He became President of Comtech PST Corp. in 1995. Mr. Windus was President of Fairchild Data Corp., a satellite modem manufacturer, from 1989 to 1993. He was affiliated with Comtech from 1972 to 1989.

    Mr. Burt has been President of Comtech Systems, Inc. since 1989 and before that had been a Vice President of Comtech Systems, Inc. since its founding in 1984. He became a Senior Vice President of Comtech in 1998 and had been a Vice President since 1992. Mr. Burt first joined Comtech in 1979 as Director of Marketing.

    Mr. McCollum was appointed a Vice President of Comtech in August 1996. He founded Comtech Communications Corp. in 1994 and has been its President since its formation.

    Ms. Segui has been the Secretary and Treasurer of Comtech since 1998 and the Corporate Controller of Comtech since 1990. She joined Comtech in 1989 as Accounting Manager. Prior to joining Comtech, Ms. Segui served as Accounting Manager of Photronics, Inc. from 1984 to 1987.

    Mr. Christy has been President of Comtech Antenna Systems, Inc. since 1999. Prior to that, he was Director of Marketing from 1983 to 1989 and was Vice President of Marketing from 1989 to 1999.

    Mr. Alper has been the President of Comtech Mobile Datacom Corp. since June 1998. He has more than 40 years of technical and general management experience in the fields of satellites and telecommunications. From 1993 until 1998, Mr. Alper was the President and Chief Executive Officer of Mobile Datacom Corporation, Comtech Mobile Datacom Corp.'s predecessor. From 1981 to 1993, Mr. Alper was a member of COMSAT Corp.'s senior management team, including

President of COMSAT Corp.'s World Systems division from 1983 to 1987. In his COMSAT Corp. capacity, he was Chairman of the Board of the International Telecommunications Satellite Organization (INTELSAT) from 1985 to 1986. Prior to that, Mr. Alper served as the European regional director for TRW Systems for 12 years.

    Dr. Bugliarello has been a director of Comtech since 1977. He has also been Chancellor of the Polytechnic University since 1994 and was President of the University from 1973 to 1994. He is also a director of KeySpan Energy, The Lord Corporation and Symbol Technologies Inc.

    Mr. Goldberg has been a director of Comtech since 1983. He has also been a partner since 1990 in the law firm of Proskauer Rose LLP, which renders legal services to Comtech and has served as Comtech's counsel in connection with this offering. Prior to 1990, Mr. Goldberg was a partner since 1966 of the firm Botein Hays & Sklar. He is also a director of Schein Pharmaceutical, Inc.

    Mr. Nocita has been a director of Comtech since 1993. He is a private investor. He was Treasurer of the Incorporated Village of Patchogue, New York from 1993 to 1996. He was affiliated with Comtech from our inception in 1967 until 1993.

    Dr. Payne has been a director of Comtech since 1993. He has also been the President and Chief Executive Officer of Nucomm, Inc. since 1990. Nucomm, Inc. produces products for satellite news gathering services. From 1973 through 1990, he was President and Chief Executive Officer of Communications Technologies, Inc.

    Mr. Weiner has been a director of Comtech since 1980. He is President of Sol
S. Weiner Investments, Inc. Mr. Weiner was Managing Director of Stenhouse, Weiner, Sherman, Ltd., commodity pool managers, from 1982 to 1994. He is also a director of Universal Automotive Industries, Inc.

    Our Board of Directors is divided into three classes, with each class having two members. Members of the Board are elected for three-year terms, with the term of office of one class expiring at each Annual Meeting of our stockholders. Dr. Bugliarello and Mr. Goldberg are in the class whose term of office expires in 2000, and Mr. Kornberg and Mr. Weiner are in the class whose term expires in 2001. Mr. Nocita and Dr. Payne are in the class whose term of office expires in 2002.

    The Board of Directors has Audit, Executive Compensation, Executive and Nominating Committees. The Audit Committee, whose members are Dr. Payne, Mr. Nocita, and Mr. Weiner, recommends the engagement of independent auditors to the Board, directs investigations into matters relating to audit functions, reviews the plans and results of audits with our independent auditors, reviews our internal accounting controls and approves services to be performed by our independent auditors. The Executive Compensation Committee, whose members are Mr. Nocita, Dr. Bugliarello and Mr. Weiner, considers and authorizes remuneration arrangements for senior management and grants options under, and administers, our stock option plans. The Executive Committee, whose members are Mr. Goldberg, Mr. Kornberg and Mr. Nocita, has the authority to take all actions that the Board of Directors may take, subject to certain restrictions imposed by law. The Nominating Committee, whose members are Mr. Goldberg, Dr. Bugliarello, and Dr. Payne, identifies and evaluates candidates for election as members of the Board of Directors and reports its findings to the full Board.

    The terms of office of each of our executive officers run until the next annual meeting of the Board of Directors or until his successor is elected and qualified.

    We employ Mr. Kornberg pursuant to an agreement which was amended and restated in January 1998. The agreement provides, among other things, for his employment until 2003, provided, however, that the employment period shall be automatically extended for successive two-year periods unless terminated by either party upon six months' prior notice. The agreement also provides for basic compensation of $295,000 per annum. In addition, Mr. Kornberg may be paid additional amounts, if any, as our Board or Directors may from time to time determine and incentive compensation, not to exceed his basic compensation, equal to 3.5% of our pre-tax income. Fifty percent of any such incentive compensation is payable to Mr. Kornberg in the

November following the fiscal year to which such compensation relates, the balance is payable on the first anniversary of the initial 50% payment. If Mr. Kornberg voluntarily terminates his employment, other than after a Change in Control (as defined in his employment agreement), or if we terminate his employment due to disability or for cause, he will forfeit his right to receive accrued but unpaid incentive compensation. If we undergo a Change in Control, Mr. Kornberg is entitled to terminate his employment and receive a lump sum payment (subject to possible adjustments to avoid the characterization of the payment as excess parachute payments and the consequent imposition of taxes under Section 280G of the Internal Revenue Code of 1986) equal to the sum of (1) his then basic compensation for the balance of the employment period or three times his basic compensation, whichever is greater, (2) accrued but unpaid incentive compensation with respect to prior fiscal years and (3) if he so elects, the market value less the applicable exercise price, of any stock option then held by him. The aggregate of (1), (2) and (3), as of December 31, 1999, would have been approximately $3.2 million. Mr. Kornberg would also be entitled to receive benefits under our benefit plans, or substantially equal benefits, for the remainder of the employment period.

                              CERTAIN TRANSACTIONS

    We lease facilities in Melville, New York from a partnership controlled by our Chairman and Chief Executive Officer. The lease, as amended, provides for our exclusive use of the premises as they now exist for an initial term of ten years ending December 2001. We have the option to extend the term of the lease for an additional ten-year period, and a right of first refusal in the event of a sale of the facility. The annual rental under the lease, $448,000 in fiscal 1999, is subject to adjustments.

    We lease our St. Cloud, Florida facility from a Florida land trust controlled by J. Preston Windus, Jr., our Senior Vice President and Chief Financial Officer. The annual rental under the lease, $207,000 in fiscal 1999, is subject to adjustments.

    We believe these leases are on terms not less favorable than those that may be obtained by unrelated third parties.

                       BENEFICIAL OWNERSHIP OF SECURITIES


    The following table shows the common stock owned by our directors and executive officers and by persons known by us to beneficially own, individually, or as a group, more than 5% of our outstanding common stock as of February 15, 2000. Except as indicated below, each person has sole voting and dispositive power with respect to these shares and each person's business address is our executive offices.



    This information has been prepared based on the Securities and Exchange Commission's 'beneficial ownership' rules. Under these rules a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of a security, or investment power, which includes the power to dispose or to direct the disposition of a security. More than one person may be deemed to be a beneficial owner of the same securities. A person is deemed to be a beneficial owner of any security that the person has the right to acquire within 60 days. The shares of common stock issuable upon exercise of options exercisable within 60 days from February 15, 2000 are assumed to be outstanding for the purpose of determining the percentage of shares beneficially owned by that person. The Commission's rules sometimes cause the total percentage ownership disclosed to be more than the sum of the individual ownership percentages.

                                                                                    PERCENT OF CLASS
                                                                                   -------------------
                                                                                    BEFORE     AFTER
NAME OF BENEFICIAL OWNER                               SHARES BENEFICIALLY OWNED   OFFERING   OFFERING
------------------------                               -------------------------   --------   --------
Fred Kornberg(1)(3) .................................           360,000               7.8        5.2
  (Chairman, Chief Executive Officer and President)
Gary Gelman(2).......................................           242,302               5.4        3.6
George Bugliarello(3) ...............................            29,100               *          *
  (Director)
Richard L. Burt(3) ..................................            86,646               1.9        1.2
  (Senior Vice President; President of
  Comtech Systems, Inc.)
Richard L. Goldberg(3) ..............................            26,677               *          *
  (Director)
Robert L. McCollum ..................................            73,500               1.6        1.1
  (Vice President; President of Comtech
  Communications Corp.)
Gerard R. Nocita ....................................                 0               *          *
  (Director)
John B. Payne(3) ....................................            41,550               *          *
  (Director)
Gail Segui(3) .......................................            11,400               *          *
  (Secretary and Treasurer)
Sol S. Weiner(3) ....................................            46,500               1.0        *
  (Director)
J. Preston Windus, Jr.(3) ...........................            84,750               1.8        1.2
  (Senior Vice President and Chief Financial Officer;
  President of Comtech PST Corp.)
All directors and executive officers as a group
  (10 persons)(3) ...................................           760,123              15.9       10.7


---------

 *  Less than 1%.

(1) Includes 112,500 shares subject to currently exercisable stock options. Does not include 3,000 shares held in a family limited partnership in which Mr. Kornberg is a general partner and has a 1% ownership interest, as to which shares he disclaims beneficial ownership.

(2) The information presented in the table for Mr. Gelman is based upon Amendment No. 3 to the Statement on Schedule 13D filed by Mr. Gelman dated July 19, 1999. Mr. Gelman's address is c/o American Claims Evaluation, Inc., One Jericho Plaza, Jericho, New York 11753.

(3) Includes the following shares of common stock with respect to which such persons have the right to acquire beneficial ownership within 60 days from such date: Mr. Kornberg 112,500 shares; Mr. Weiner 3,000 shares; Mr. Goldberg 4,500 shares; Dr. Bugliarello 7,500 shares; Dr. Payne 10,500 shares; Mr. Burt 60,738 shares; Ms. Segui 7,650 shares; Mr. Windus 45,000 shares and all directors and officers as a group 251,388 shares. These respective shares were deemed to be outstanding for purposes of calculating the respective percentages owned.

                          DESCRIPTION OF CAPITAL STOCK

OVERVIEW


    Our authorized capital stock consists of 30,000,000 shares of common stock, par value $.10, and 2,000,000 shares of preferred stock, par value $.10. As of February 15, 2000, there were 4,574,684 shares of common stock and no shares of preferred stock outstanding. As of such date, there were approximately 770 holders of record of our common stock.


COMMON STOCK

    Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. The common stock does not have cumulative voting rights, which means that (subject to the rights of the holders of preferred stock, if any) the holders of a majority of the shares voting for election of directors can elect all members of our Board of Directors. Subject to the preferential rights of the holders of shares of preferred stock, if any, the holders of common stock are entitled to share ratably in such dividends, if any, as may be declared and paid by our Board of Directors out of funds legally available therefor. See 'Dividend Policy.' Upon our liquidation or dissolution, the holders of our common stock will be entitled to share ratably in the assets legally available for distribution to shareholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of our common stock have no conversion, sinking fund, redemption, preemptive or subscription rights. The shares of common stock presently issued and outstanding are, and the common stock to be issued in connection with the offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may issue in the future.

PREFERRED STOCK

    Our Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 2,000,000 shares of preferred stock in one or more classes or series, each of such class or series to have such preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such class or series of preferred stock. Thus, any class or series may, if so determined by our Board of Directors, have full voting rights with our common stock or superior or limited voting rights, to be convertible into common stock or any other security that we may be authorized to issue, and have such other preferences, relative rights and limitations as our Board of Directors shall determine. As a result, any class or series of our preferred stock could have rights which would adversely affect the voting power of the common stock or which could delay, defer or prevent a change in control of Comtech. The shares of any class or series of preferred stock need not be identical. Currently, 200,000 shares of preferred stock have been designated Series A junior participating preferred stock pursuant to our rights plan described below. As of the date of this prospectus, we have no plan to issue any shares of preferred stock.

RIGHTS PLAN

    On December 15, 1998, we entered into a Rights Agreement with American Stock Transfer and Trust Company, as Rights Agent. Under the Rights Agreement, our Board of Directors declared a dividend distribution of one Series A junior participating preferred stock purchase right for each outstanding share of common stock. The Board also authorized and directed the issuance of one Right with respect to each share of common stock issued thereafter. The Rights have certain anti-takeover effects.

    The Rights are attached to all certificates representing outstanding shares of common stock, and no separate Right Certificates will be distributed. The Rights will separate from the shares of common stock upon the earliest to occur of (1) a person or entity or group of affiliated or associated persons having acquired beneficial ownership of 15% or more of the outstanding shares of our common stock (except pursuant to a Permitted Offer, as hereinafter defined); or (2) 10 business days (or such later date as our Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or Group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the 'Distribution Date'). A Person or Group whose acquisition of shares of our common stock causes a Distribution Date pursuant to clause (1) above is an 'Acquiring Person.' The date that a Person or Group becomes an Acquiring Person is the 'Shares Acquisition Date.'

    A Person who acquires shares of common stock pursuant to a tender or exchange offer which is for all outstanding shares of common stock at a price and on terms which our Board of Directors determines (prior to our acquisition) to be adequate and in the best interests of us and our stockholders (other than such Person, its affiliates and associates) (a 'Permitted Offer') will not be deemed to be an Acquiring Person and such Person's ownership will not constitute a Distribution Date.

    The Rights are not exercisable until the Distribution Date, and will expire at the close of business on December 15, 2008, unless earlier redeemed by us.

    In the event that any person becomes an Acquiring Person, each holder of Rights (other than Rights that have become null and void as described below) will thereafter have the right (the 'Flip-In Right') to receive, upon exercise of each Right, the number of shares of common stock (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the product of (i) that number of one-hundredths of a share of Series A preferred stock for which such right is then exercisable and (ii) the exercise price of such Right. Currently, the exercise price of each Right is $60, and each Right is exercisable for 0.667 one-hundredths of a share of Series A preferred stock. For example, if a Person became an Acquiring Person at a time when the current per share market price of our common stock is $15, each holder of a Right (other than a Right which has become null and void as described herein) would have the right to receive 5.33 shares of common stock upon exercise of the Right and payment of $40.

    Our Board of Directors, at its option, may exchange each Right (other than those that have become null and void as described below) for one share of common stock in lieu of the Flip-In Right, provided no Person is the beneficial owner of 50% or more of the shares of common stock at the time of such exchange. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate or associate thereof or certain transferees thereof will be null and void.

    In the event that, at any time following the Shares Acquisition Date, (1) we are acquired in a merger or other business combination transaction in which the holders of all of the outstanding shares of common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (2) more than 50% of our assets or earning power is sold or transferred, then each holder of Rights (except Rights which previously have been voided as set forth above) shall thereafter have the right (the 'Flip-Over Right') to receive, upon exercise of such Rights, shares of common stock of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the Rights. The Flip-Over Right shall not apply to any transaction described in clause (1) if such transaction is with a Person or Persons (or a wholly owned subsidiary of any such Person or Persons) that acquired shares of common stock pursuant to a Permitted Offer and the price and form of consideration offered in such transaction is the same as that paid to all holders of common stock whose shares were purchased pursuant to the Permitted Offer. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

    At any time prior to the earlier to occur of (1) a person becoming an Acquiring Person or (2) the expiration of the Rights, we may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the 'Redemption Price'), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. We may, at our option, pay the Redemption Price in common stock.

    All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

OUR BOARD OF DIRECTORS

    Our Board of Directors is divided into three classes, with each class holding office for staggered three-year terms. The classification of directors may have the effect of making it more difficult for our stockholders to change the composition of the Board of Directors in a relatively short period of time. In addition, the classified board provision could have the effect of discouraging a third party from attempting to gain control of us, even though such an attempt might be beneficial to us and our stockholders. Accordingly, the classified board provision, if effective, could delay, defer or prevent a change in control of our company.

FAIR PRICE PROVISION

    Our certificate of incorporation contains a Fair Price Provision (the 'Fair Price Provision') which requires that mergers, certain other business combinations and similar transactions ('Business Combinations') involving us and the beneficial owner of more than 10% of our voting shares (an 'Interested Stockholder') be approved by the vote of 80% or more of the outstanding voting shares (including a vote of at least 66 2/3% of the shares not held by the Interested Stockholder) unless the transaction is either approved by at least a two-thirds majority of the members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became such ('Disinterested Directors'), or unless certain minimum price, form of consideration and procedural requirements are met. The Fair Price Provision does not, however, preclude our Board of Directors in exercising its business judgment from either opposing or approving a takeover proposal, whether or not such a proposal satisfies the minimum price, form of consideration and procedural requirements. In addition, the Fair Price Provision renders more difficult the consummation of a Business Combination by a person acquiring a substantial interest in our stock, regardless of whether any such transaction was desired by the holders of a majority (but less than 80%) of the outstanding shares. Another effect of the Fair Price Provision is to vest in one stockholder, or a group of stockholders controlling 20% or more of our voting stock, a veto power or its practical equivalent over certain transactions, unless the transactions were approved by the Disinterested Directors or the minimum price and other provisions were met, even though holder of a majority of our common stock may believe such transactions to be desirable and beneficial.

CERTAIN PROVISIONS OF DELAWARE LAW

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law ('GCL'), an anti-takeover law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A 'business combination' includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, for purposes of Section 203 of the GCL, an 'interested stockholder' is a person who, together with affiliates, owns, or within three years did own, 15% or more of the corporation's voting stock.

LIABILITY OF DIRECTORS AND OFFICERS

    As permitted under Delaware law, our Certificate of Incorporation contains a provision that eliminates the personal liability of the directors to us and our stockholders for monetary damages for breaches of fiduciary duties as directors, except that such provision does not apply to any breach that involves a breach of a director's duty of loyalty to our company,

     any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law,

     a transaction from which the director derives an improper personal benefit, or the payment of dividends or the approval of stock repurchases or redemptions that are unlawful under the GCL.

    Our By-laws provide that we shall indemnify (a) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of our company) by reason of the fact that he is or was one or our directors, officers or employees, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us or in our name to procure a judgment in its favor by reason of the fact that he is or was one or our directors, officers or employees, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SHARES AVAILABLE FOR FUTURE SALE -- WARRANTS AND OPTIONS


    As of February 15, 2000, there were outstanding options to purchase an aggregate of 835,268 shares of our stock at a weighted average price of $3.93 per share, of which options for 329,838 shares were exercisable. The options were granted to key employees under our equity incentive plans as part of our long-term incentive compensation strategy to attract, retain and incentivize highly qualified employees. Approximately 1,364,078 shares are reserved for issuance pursuant to stock option plans, including the shares subject to the outstanding options. In addition, there are outstanding warrants to purchase an aggregate of 150,000 shares of our stock at an exercise price of $6.57 per share.


TRANSFER AGENT

    The transfer agent for our common stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005, telephone number (718) 921-8208.

                                  UNDERWRITING

    We have entered into an underwriting agreement with the underwriters named below. ABN AMRO Incorporated, Stifel, Nicolaus & Company, Incorporated and HCFP/Brenner Securities, LLC are acting as representatives (the
'Representatives') for the underwriters.

    The underwriting agreement provides for each underwriter to purchase the number of shares of common stock shown opposite its name below, subject to the terms and conditions of the underwriting agreement. The underwriters' obligations are several, which means that each underwriter is required to purchase the specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                             ------
ABN AMRO Incorporated.......................................
Stifel, Nicolaus & Company, Incorporated....................
HCFP/Brenner Securities, LLC................................
                                                              ----------
    Total...................................................   2,300,000
                                                              ----------
                                                              ----------

    This is a firm commitment underwriting, which means that the underwriters have agreed to purchase all of the shares offered by this prospectus if they purchase any shares (other than those covered by the over-allotment option described below). The underwriting agreement provides that if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

    The Representatives have advised us that the underwriters purpose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to selected securities dealers at the public offering price less a
concession of $       per share. The underwriters may also allow, and these
dealers may reallow, a concession not in excess of $       per share to other
dealers. After the shares are released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

    We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 345,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to each underwriter's initial commitment reflected in the foregoing table.

    The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. The fees to be paid by us are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per Share............................................   $              $
Total................................................   $              $

    We will pay the offering expenses, estimated to be approximately $500,000, which include an expense allowance of $60,000 paid to the Representatives.

    Our executive officers and directors have agreed to a 180-day 'lock-up' with respect to the shares of common stock and any other Comtech securities that they beneficially own or have the right to acquire upon exercise of options. We have agreed to a 180-day 'lock-up' with respect to previously unissued or treasury shares. This means that, with certain exceptions, during the 'lock-up' periods, Comtech and these officers and directors may not offer, sell, pledge or otherwise dispose of our common stock without the prior written consent of ABN AMRO Incorporated.

    The rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities under the rules:

     Stabilizing transactions -- The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum and may discontinue these bids or purchases at any time.

     Over-allotment and syndicate covering transactions -- The underwriters may create a short position in the shares by selling more shares than are shown on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make to satisfy any such liabilities.

    One of the Representatives, HCFP/Brenner Securities, LLC, was first registered as a broker-dealer in January 1999 and, as of the date of this prospectus, has participated in few public offerings. Prospective purchasers of shares of common stock offered hereby should consider this limited experience in evaluating the offering.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Proskauer Rose LLP, New York, New York. Richard L. Goldberg, a director of Comtech, is also a partner in Proskauer Rose LLP. Certain legal matters will be passed upon for the underwriters by Thompson Coburn LLP, St. Louis, Missouri.

                                    EXPERTS

    Our consolidated financial statements as of July 31, 1999 and 1998 and for each of the years in the three-year period ended July 31, 1999 have been included in this prospectus and elsewhere in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the Securities and Exchange Commission, in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Suite 1400, Citicorp Center, 500 W. Madison Street, Chicago, Illinois 60661-2511. You can also obtain copies of these materials from the public reference section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Securities and Exchange Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission (http://www.sec.gov).

    We have filed a registration statement and related exhibits with the Securities and Exchange Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us and our common stock. You may inspect the registration statement and exhibits without charge at the office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the Securities and Exchange Commission at prescribed rates.

    The Securities and Exchange Commission allows us to 'incorporate by reference' the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the following documents we filed with the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'):

     Annual Report on Form 10-K for the year ended July 31, 1999; and

     Quarterly Report on Form 10-Q for three months ended October 31, 1999.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

             Comtech Telecommunications Corp.
             105 Baylis Road
             Melville, New York 11747
             Telephone: (516) 777-8900
             Attention: Ms. Gail Segui

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements:

    Independent Auditors' Report............................   F-2

    Balance Sheets at July 31, 1999 and 1998................   F-3

    Statements of Operations for each of the years in the
     three-year period ended July 31, 1999..................   F-4

    Statements of Stockholders' Equity for each of the years
     in the three-year period ended July 31, 1999...........   F-5

    Statements of Cash Flows for each of the years in the
     three-year period ended July 31, 1999..................   F-6

    Notes to Consolidated Financial Statements..............   F-7

Unaudited Consolidated Interim Financial Statements:

    Unaudited Consolidated Balance Sheet as of October 31,
     1999...................................................  F-20

    Unaudited Consolidated Statements of Operations for each
     of the three-month periods ended October 31, 1999 and
     1998...................................................  F-21

    Unaudited Consolidated Statements of Cash Flows for each
     of the three-month periods ended October 31, 1999 and
     1998...................................................  F-22

    Notes to Unaudited Consolidated Interim Financial
     Statements.............................................  F-23

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
COMTECH TELECOMMUNICATIONS CORP.:

We have audited the consolidated financial statements of Comtech
Telecommunications Corp. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comtech Telecommunications Corp. and subsidiaries as of July 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended July 31, 1999 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Melville, New York
September 24, 1999

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JULY 31, 1999 AND 1998

                                                                 1999           1998
                                                                 ----           ----
                           ASSETS
Current assets:
    Cash and cash equivalents...............................  $ 5,896,000   $  2,724,000
    Restricted cash.........................................      --              22,000
    Accounts receivable, less allowance for doubtful
      accounts of $145,000 in 1999 and $170,000 in 1998.....    5,152,000      5,932,000
    Inventories, net........................................    7,879,000      6,135,000
    Prepaid expenses and other current assets...............      138,000        276,000
    Deferred tax asset -- current...........................    1,658,000        --
                                                              -----------   ------------
        Total current assets................................   20,723,000     15,089,000
Property, plant and equipment, net..........................    4,310,000      4,314,000
Intangible assets, net of amortization of $78,000...........    1,623,000        --
Other assets................................................      274,000        307,000
Deferred tax asset -- non current...........................    2,917,000        --
                                                              -----------   ------------
                                                              $29,847,000   $ 19,710,000
                                                              -----------   ------------
                                                              -----------   ------------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current installments of long-term debt (including
      payable to related party of $316,000 in 1999 and
      $309,000 in 1998).....................................  $   605,000   $    804,000
    Accounts payable........................................    3,763,000      2,588,000
    Accrued expenses and other current liabilities..........    6,026,000      2,780,000
    Net liabilities of discontinued operation...............      137,000        --
                                                              -----------   ------------
        Total current liabilities...........................   10,531,000      6,172,000
Long-term debt, less current installments (including payable to related party of $501,000 in 1999 and $817,000 in
  1998).....................................................      959,000      1,445,000
                                                              -----------   ------------
        Total liabilities...................................   11,490,000      7,617,000
                                                              -----------   ------------
Stockholders' equity:
    Preferred stock, par value $.10 per share; shares
      authorized and unissued 2,000,000.....................      --             --
    Common stock, par value $.10 per share; authorized
      15,000,000 shares; issued, 4,471,368 shares in 1999
      and 4,008,006 shares in 1998..........................      447,000        401,000
    Additional paid-in capital..............................   23,801,000     22,055,000
    Accumulated deficit.....................................   (4,746,000)   (10,011,000)
                                                              -----------   ------------
                                                               19,502,000     12,445,000
Less:
    Treasury stock (82,500 shares in 1999 and 1998).........     (184,000)      (184,000)
    Deferred compensation...................................     (961,000)      (168,000)
                                                              -----------   ------------
                                                               18,357,000     12,093,000
                                                              -----------   ------------
Commitments and contingencies
                                                              $29,847,000   $ 19,710,000
                                                              -----------   ------------
                                                              -----------   ------------

          See accompanying notes to consolidated financial statements.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    YEARS ENDED JULY 31, 1999, 1998 AND 1997

                                                           1999          1998          1997
                                                           ----          ----          ----
Net sales.............................................  $37,886,000   $30,114,000   $24,746,000
                                                        -----------   -----------   -----------
Costs and expenses:
    Cost of sales.....................................   26,405,000    21,330,000    17,670,000
    Selling, general and administrative...............    6,632,000     6,013,000     5,415,000
    Research and development..........................    2,022,000     1,319,000     1,023,000
                                                        -----------   -----------   -----------
                                                         35,059,000    28,662,000    24,108,000
                                                        -----------   -----------   -----------
Operating income from continuing operations...........    2,827,000     1,452,000       638,000
Other expenses (income):
    Interest expense..................................      204,000       234,000       284,000
    Interest income...................................      (65,000)      (36,000)      (33,000)
    Other.............................................      (39,000)      (30,000)     (151,000)
                                                        -----------   -----------   -----------
Income from continuing operations before income
  taxes...............................................    2,727,000     1,284,000       538,000
Provision (benefit) for income taxes..................   (3,754,000)      180,000        54,000
                                                        -----------   -----------   -----------
Income from continuing operations.....................    6,481,000     1,104,000       484,000
Discontinued operations (Note 13):
    Loss from operations of discontinued segment (net
      of applicable income tax benefit of $320,000)...     (622,000)      --            --
    Loss on disposal of segment, including provision
      of $430,000 for operating losses during
      phase-out period (net of applicable income tax
      benefit of $306,000)............................     (594,000)      --            --
                                                        -----------   -----------   -----------
Net income............................................  $ 5,265,000   $ 1,104,000   $   484,000
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------
Basic income (loss) per share:
    Income from continuing operations.................  $      1.56   $      0.28   $      0.13
    Loss from discontinued operations.................        (0.29)      --            --
                                                        -----------   -----------   -----------
    Basic income......................................  $      1.27   $      0.28   $      0.13
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------
Diluted income (loss) per share:
    Income from continuing operations.................  $      1.42   $      0.27   $      0.12
    Loss from discontinued operations.................        (0.27)      --            --
                                                        -----------   -----------   -----------
    Diluted income....................................  $      1.15   $      0.27   $      0.12
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------
Weighted average number of common shares
  outstanding -- basic computation....................    4,143,000     3,902,000     3,873,000
Potential dilutive common shares......................      430,000       264,000        33,000
                                                        -----------   -----------   -----------
Weighted average number of common and common
  equivalent shares outstanding assuming dilution --
  diluted computation.................................    4,573,000     4,166,000     3,906,000
                                                        -----------   -----------   -----------
                                                        -----------   -----------   -----------

          See accompanying notes to consolidated financial statements.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                    YEARS ENDED JULY 31, 1999, 1998 AND 1997

                            COMMON STOCK       ADDITIONAL                     TREASURY STOCK
                        --------------------     PAID-IN     ACCUMULATED    ------------------     DEFERRED     STOCKHOLDERS'
                         SHARES      AMOUNT      CAPITAL       DEFICIT      SHARES    AMOUNT     COMPENSATION       EQUITY
                         ------      ------      -------       -------      ------    ------     ------------       ------
Balance July 31,
 1996.................  3,911,016   $391,000   $22,105,000   $(11,599,000)  22,500   $(180,000)  $  (416,000)    $10,301,000

Amortization of
 deferred
 compensation.........     --          --          --             --          --        --            43,000          43,000

Forfeiture of unvested
 restricted shares
 issued pursuant to
 employee stock award
 agreement............     --          --         (211,000)       --          --        --           158,000         (53,000)

Purchase of treasury
 shares...............                                                      60,000      (4,000)      --               (4,000)

Stock options
 exercised............     64,590      7,000       100,000        --          --        --           --              107,000

Net income............     --          --          --             484,000     --                     --              484,000
                        ---------   --------   -----------   ------------   ------   ---------   -----------     -----------
Balance July 31,
 1997.................  3,975,606    398,000    21,994,000    (11,115,000)  82,500    (184,000)     (215,000)     10,878,000

Amortization of
 deferred
 compensation.........     --          --          --             --          --        --            47,000          47,000

Stock options
 exercised............     32,400      3,000        61,000        --          --        --           --               64,000

Net income............     --          --          --           1,104,000     --        --                         1,104,000
                        ---------   --------   -----------   ------------   ------   ---------   -----------     -----------
Balance July 31,
 1998.................  4,008,006    401,000    22,055,000    (10,011,000)  82,500    (184,000)     (168,000)     12,093,000

Amortization of
 deferred
 compensation.........     --          --          --             --          --        --           248,000         248,000

Stock issued in
 acquisition of Mobile
 Datacom..............    150,000     15,000       513,000        --          --        --           --              528,000

Restricted shares
 issued pursuant to
 employment stock
 award agreement......    225,000     22,000     1,034,000        --          --        --        (1,041,000)         15,000

Stock options
 exercised............     88,362      9,000       199,000        --          --        --           --              208,000

Net income............     --          --                       5,265,000     --        --           --            5,265,000
                        ---------   --------   -----------   ------------   ------   ---------   -----------     -----------
Balance July 31,
 1999.................  4,471,368   $447,000   $23,801,000   $ (4,746,000)  82,500   $(184,000)  $  (961,000)    $18,357,000
                        ---------   --------   -----------   ------------   ------   ---------   -----------     -----------
                        ---------   --------   -----------   ------------   ------   ---------   -----------     -----------

          See accompanying notes to consolidated financial statements.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JULY 31, 1999, 1998 AND 1997

                                                            1999          1998          1997
                                                            ----          ----          ----
Cash flows from operating activities:
    Net income.........................................  $ 5,265,000   $ 1,104,000   $   484,000
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Loss from discontinued operations..............    1,216,000       --            --
        Gain on sale of property.......................      --            --            (72,000)
        Depreciation and amortization..................    1,510,000     1,206,000     1,055,000
        Increase (decrease) in bad debt allowance......      (25,000)       68,000        74,000
        Provision (reduction of) inventory reserves....      341,000      (127,000)      466,000
        Deferred income tax provision (benefit)........   (4,575,000)      --            --
        Changes in assets and liabilities, net of
          effects of acquisitions:
            Restricted cash securing letter of credit
              obligations..............................       22,000        68,000       130,000
            Accounts receivable........................    1,006,000      (449,000)   (2,158,000)
            Inventories................................   (1,724,000)      548,000      (495,000)
            Prepaid expenses and other current
              assets...................................      138,000       (45,000)      (35,000)
            Other assets...............................        9,000        (3,000)      (48,000)
            Accounts payable...........................      372,000      (277,000)      828,000
            Accrued expenses and other current
              liabilities..............................    2,376,000       479,000       527,000
                                                         -----------   -----------   -----------
                Net cash provided by continuing
                  operations...........................    5,931,000     2,572,000       756,000
                Net cash used by discontinued
                  operations...........................     (988,000)      --            --
                                                         -----------   -----------   -----------
                Net cash provided by operating
                  activities...........................    4,943,000     2,572,000       756,000
                                                         -----------   -----------   -----------
Cash flows from investing activities:
    Purchases of property, plant and equipment.........   (1,000,000)     (312,000)     (903,000)
    Sale of property, plant and equipment..............      --            --            127,000
    Payment for business acquisitions net of cash
      received.........................................     (173,000)      --            --
                                                         -----------   -----------   -----------
                Net cash used in investing
                  activities...........................   (1,173,000)     (312,000)     (776,000)
                                                         -----------   -----------   -----------
Cash flows from financing activities:
    Borrowings under line of credit facility...........      850,000     1,900,000     1,150,000
    Repayments of borrowings under line of credit
      facility.........................................     (850,000)   (1,900,000)   (1,150,000)
    Principal payments on long-term debt...............     (821,000)     (874,000)     (649,000)
    Proceeds from issuance of common stock:
        Purchase of treasury stock.....................      --            --             (4,000)
        Stock options..................................      208,000        64,000       107,000
        Restricted stock...............................       15,000       --            --
                                                         -----------   -----------   -----------
                Net cash used in financing
                  activities...........................     (598,000)     (810,000)     (546,000)
                                                         -----------   -----------   -----------
Net increase (decrease) in cash and cash equivalents...    3,172,000     1,450,000      (566,000)
Cash and cash equivalents at beginning of period.......    2,724,000     1,274,000     1,840,000
                                                         -----------   -----------   -----------
Cash and cash equivalents at end of period.............  $ 5,896,000   $ 2,724,000   $ 1,274,000
                                                         -----------   -----------   -----------
                                                         -----------   -----------   -----------
Supplemental cash flow disclosure
    Cash paid during the period for:
        Interest.......................................  $   204,000   $   234,000   $   284,000
        Income taxes...................................      169,000        22,000        38,000

          See accompanying notes to consolidated financial statements.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             JULY 31, 1999 AND 1998

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of Comtech Telecommunications Corp. and its subsidiaries (the Company), all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) NATURE OF BUSINESS

    We design, develop, produce and market sophisticated components and systems that are used by telecommunications and defense systems and service providers in a broad range of applications.

    The Company's business is highly competitive and characterized by rapid technological change. In addition, the number of potential customers for the Company's products is limited. The Company's growth and financial position depends, among other things, on its ability to keep pace with such changes and developments and to respond to the sophisticated requirements of an increasing variety of electronic equipment users. Many of the Company's competitors are substantially larger, have significantly greater financial, marketing and operating resources and broader product lines than does the Company. A significant technological breakthrough by others, including smaller competitors or new companies, could have a material adverse effect on the Company's business. In addition, certain of the Company's customers have technological capabilities in the Company's product areas and could choose to replace the Company's products with their own.

    International sales expose the Company to certain risks, including barriers to trade, fluctuations in foreign currency exchange rates (which may make the Company's products less price competitive), political and economic instability, availability of suitable export financing, export license requirements, tariff regulations, and other United States and foreign regulations that may apply to the export of the Company's products, as well as the generally greater difficulties of doing business abroad. The Company attempts to reduce the risk of doing business in foreign countries by seeking contracts denominated in U.S. dollars, advance payments and irrevocable letters of credit in its favor.

(c) REVENUE RECOGNITION

    Revenues on long-term, fixed price contracts are generally recorded based on the relationship of total costs incurred to date to total projected final costs or, alternatively, as deliveries are made. Revenues under cost reimbursement contracts are recorded as costs are incurred.

    Revenues on other contract orders are recognized under the units of delivery method. Under this method, revenues are recorded as units are delivered with the related cost of sales recognized on each shipment based upon a percentage of estimated final contract costs. Contract costs include material, direct labor, manufacturing overhead and other direct costs. Retainages and estimated earnings in excess of amounts billed on certain multi-year programs are reported as unbilled receivables.

    Revenues not associated with long-term contracts are generally recognized when the earnings process is complete, generally upon shipment or customer acceptance.

    Provision for anticipated losses on uncompleted contracts is made in the period in which such losses are determined.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

(d) CASH AND CASH EQUIVALENTS

    Cash equivalents consist of highly liquid direct obligations of the U.S. government with a maturity at acquisition of three months or less. Cash equivalents of July 31, 1999 and 1998 amounted to $2,258,000 and $1,991,000. These investments are carried at cost plus accrued interest, which approximates market. The Company had $22,000 of restricted cash securing letter of credit obligations with a financial institution at July 31, 1998.

(e) STATEMENT OF CASH FLOWS

    The Company acquired equipment financed by capital leases in the amounts of $136,000, $1,207,000 and $48,000 in 1999, 1998 and 1997, respectively.

(f) INVENTORIES

    Work-in-process inventory reflects all accumulated production costs, which are comprised of direct production costs and overhead, reduced by amounts attributable to units delivered. These inventories are reduced to their estimated net realizable value by a charge to cost of sales in the period such excess costs are determined.

    Raw materials and components and work-in-process inventory are stated at the lower of cost or market, computed on the first-in, first-out (FIFO) method.

(g) LONG-LIVED ASSETS

    The Company's plant and equipment, which are recorded at cost, are depreciated or amortized over their estimated useful lives (building and improvements -- 40 years, equipment -- three to eight years) under the straight-line method. Capitalized values of properties under leases are amortized over the life of the lease or the estimated life of the asset, whichever is less. Intangible assets, consisting of goodwill resulting from acquisitions, are being amortized over 20 years. The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

(h) OTHER ASSETS

    Included in other assets at July 31, 1999 and 1998 is approximately $350,000 less accumulated amortization, which relates to an intellectual property rights agreement being amortized over the eight-year term of the agreement. At July 31, 1999 and 1998, accumulated amortization related to this purchased technology was approximately $232,000 and $190,000, respectively. The Company assesses the recoverability of the intangible asset by determining whether the amortization of purchased technology over its remaining life can be recovered through undiscounted future operating cash flows from product sales utilizing the technology.

(i) RESEARCH AND DEVELOPMENT COSTS

    The Company charges research and development costs to operations as incurred, except in those cases in which such costs are reimbursable under customer-funded contracts. In fiscal 1999, 1998 and 1997, the Company was reimbursed by customers for such activities in the amount of $1,779,000, $356,000 and $436,000, respectively.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

(j) INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(k) EARNINGS PER SHARE

    The Company calculates earnings per share (EPS) in accordance with the Statement of Financial Accounting Standards (SFAS) No. 128, 'Earnings per Share'. Basic EPS are computed based on the weighted average number of shares outstanding. Diluted EPS reflects the maximum dilution from potential common stock issuable pursuant to the exercise of stock options and warrants, if dilutive, outstanding during each period. All share and per share amounts have been restated to reflect a three-for-two stock split effective July 30, 1999 (Note 9(e)).

(l) FINANCIAL INSTRUMENTS

    Management of the Company believes that the book value of its monetary assets and liabilities approximates fair value as a result of the short-term nature of such assets and liabilities. Management further believes that the fair market value of long-term debt relating to capital leases does not differ materially from its carrying value.

(m) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

(n) ACCOUNTING FOR STOCK-BASED COMPENSATION

    The Company records compensation expense for employee stock options only if the current market price of the underlying stock exceeds the exercise price on the date of the grant. The Company has elected not to implement the fair value based accounting method for employee stock options of SFAS No. 123, 'Accounting for Stock-Based Compensation', but has elected to disclose the pro forma net income per share for employee stock option grants made beginning in fiscal 1996 as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

(o) REPORTING COMPREHENSIVE INCOME

    The Company has adopted SFAS No. 130, 'Reporting Comprehensive Income', which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distribution to owners, for the period in which they are recognized. Comprehensive income is the total of net income and all other nonowner changes in equity (or other

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

comprehensive income) such as unrealized gains/losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments.

    Comprehensive and other comprehensive income must be reported on the face of annual financial statements or in the case of interim reporting, the footnote approach may be utilized. The Company's operations did not give rise to items includible in comprehensive income which were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

(2) ACCOUNTS RECEIVABLE

    Accounts receivable consist of the following at July 31, 1999 and 1998:

                                                                 1999         1998
                                                                 ----         ----
Accounts receivable from commercial customers...............  $3,924,000   $4,302,000
Unbilled receivables (including retainages) on contracts-
  in-progress...............................................   1,154,000    1,531,000
Amounts receivable from the United States government and its
  agencies..................................................     219,000      269,000
                                                              ----------   ----------
                                                               5,297,000    6,102,000
Less allowance for doubtful accounts........................     145,000      170,000
                                                              ----------   ----------
    Accounts receivable, net................................  $5,152,000   $5,932,000
                                                              ----------   ----------
                                                              ----------   ----------

In the opinion of management, substantially all of the unbilled balances will be billed and collected during fiscal 2000.

(3) INVENTORIES

    Inventories consist of the following at July 31, 1999 and 1998:

                                                                 1999         1998
                                                                 ----         ----
Raw materials and components................................  $3,553,000   $3,365,000
Work-in-process.............................................   5,798,000    4,932,000
                                                              ----------   ----------
                                                               9,351,000    8,297,000

Less:
    Progress payments.......................................     302,000    1,333,000
    Reserve for anticipated losses on contracts and
      inventory reserves....................................   1,170,000      829,000
                                                              ----------   ----------
        Inventories, net....................................  $7,879,000   $6,135,000
                                                              ----------   ----------
                                                              ----------   ----------

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

(4) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consists of the following at July 31, 1999 and 1998:

                                                                1999          1998
                                                                ----          ----
Equipment..................................................  $ 9,574,000   $ 8,918,000
Leasehold improvements.....................................      427,000       352,000
Facilities financed by capital lease.......................    3,365,000     3,365,000
Equipment financed by capital lease........................    4,219,000     3,802,000
                                                             -----------   -----------
                                                              17,585,000    16,437,000
Less accumulated depreciation and amortization.............   13,275,000    12,123,000
                                                             -----------   -----------
                                                             $ 4,310,000   $ 4,314,000
                                                             -----------   -----------
                                                             -----------   -----------

    Depreciation and amortization expense on property, plant and equipment amounted to approximately $1,152,000, $1,103,000 and $994,000 for the years ended July 31, 1999, 1998 and 1997, respectively.

(5) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist of the following at July 31, 1999 and 1998:

                                                                 1999         1998
                                                                 ----         ----
Customer advances and deposits..............................  $2,798,000   $  652,000
Accrued wages and benefits..................................   1,603,000    1,068,000
Accrued commissions.........................................     915,000      452,000
Other.......................................................     710,000      608,000
                                                              ----------   ----------
                                                              $6,026,000   $2,780,000
                                                              ----------   ----------
                                                              ----------   ----------

(6) SHORT-TERM BORROWINGS

    In December 1998, the Company obtained an $8,000,000 secured credit facility from Republic National Bank of New York. The line of credit, which is to be used for working capital requirements, is for a term of one year and bears interest on borrowings at 90-day LIBOR plus 1.50%. There were no borrowings outstanding at July 31, 1999.

(7) LONG-TERM DEBT

    Long-term debt consists of the following at July 31, 1999 and 1998:

                                                                 1999         1998
                                                                 ----         ----
Obligations under capital leases............................  $1,564,000   $2,249,000
Less current installments...................................     605,000      804,000
                                                              ----------   ----------
                                                              $  959,000   $1,445,000
                                                              ----------   ----------
                                                              ----------   ----------

    The obligations under capital leases relate to the Melville, New York facilities, as well as certain equipment, the net carrying value of which was $2,087,000 and $2,517,000 at July 31, 1999 and 1998, respectively.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

    Future minimum lease payments under capital leases as of July 31, 1999 are:

    YEARS ENDING JULY 31,
    ---------------------
            2000.........................................            $  725,000
            2001.........................................               563,000
            2002.........................................               315,000
            2003.........................................               137,000
            2004.........................................                51,000
                                                                     ----------
    Total minimum lease payments.........................             1,791,000
    Less amounts representing interest (at rates varying
      from 6.8% to 10.8%)................................               227,000
                                                                     ----------
                                                                      1,564,000
    Less current installments............................               605,000
                                                                     ----------
    Obligations under capital leases, net of current
      installments.......................................            $  959,000
                                                                     ----------
                                                                     ----------

    In December 1991, the Company and a partnership controlled by the Company's Chairman, Chief Executive Officer and President entered into an agreement in which the Company leases from the partnership its corporate headquarters and Melville production facility. The lease is for a ten-year period and provides for annual rentals of approximately $448,000 for fiscal 1999, subject to annual adjustments equal to the lesser of 5% or the change in the Consumer Price Index. For financial reporting purposes, the Company has capitalized this lease at inception in the amount of $2,450,000, net of deferred interest of $1,345,000. The outstanding balance at July 31, 1999 and 1998 approximated $817,000 and $1,105,000, respectively.

(8) INCOME TAXES

    The provision (benefit) for income taxes on continuing operations included in the accompanying consolidated statements of operations consists of the following:

                                                             YEAR ENDED JULY 31,
                                                       --------------------------------
                                                          1999         1998      1997
                                                          ----         ----      ----
Federal-current......................................  $    60,000   $ 45,000   $20,000
Federal-deferred.....................................   (3,949,000)     --        --
State and local-current..............................      135,000    135,000    34,000
                                                       -----------   --------   -------
                                                       $(3,754,000)  $180,000   $54,000
                                                       -----------   --------   -------
                                                       -----------   --------   -------

    The provision (benefit) for income taxes on income from continuing operations was ($3,754,000), $180,000 and $54,000 for fiscal 1999, 1998 and
1997, respectively, and differed from the amounts computed by applying the U.S. Federal income tax rate of 34% as a result of the following:

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

                                                   YEAR ENDED JULY 31,
                           -------------------------------------------------------------------
                                   1999                     1998                    1997
                           --------------------       -----------------       ----------------
                             AMOUNT       RATE         AMOUNT     RATE         AMOUNT    RATE
                             ------       ----         ------     ----         ------    ----
Computed 'expected' tax
  expense................  $   927,000     34.0%      $ 437,000    34.0%      $183,000    34.0%
Increase (reduction) in
  income taxes resulting
  from:
    Change in the
      beginning of the
      year valuation
      allowance for
      deferred tax
      assets.............   (4,544,000)  (166.6)        (93,000)   (7.2)       264,000    49.6
    Utilization of tax
      benefit
      carryforward.......     (223,000)    (8.2)       (299,000)  (23.3)      (430,000)  (79.9)
    State and local
      income tax, net of
      Federal benefit....       86,000      3.2         135,000    10.5         34,000     6.3
    Other................      --          --            --        --            3,000    --
                           -----------   ------       ---------   -----       --------   -----
Effective tax rate.......  $(3,754,000)  (137.6)%     $ 180,000    14.0%      $ 54,000    10.0%
                           -----------   ------       ---------   -----       --------   -----
                           -----------   ------       ---------   -----       --------   -----

    As of July 31, 1999, the Company has net operating loss carryforwards of approximately $10,260,000 for income tax purposes of which $4,843,000 expires in 2004, $1,473,000 expires in 2005, $415,000 expires in 2009 and $3,529,000 expires in 2010 through 2012.

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 1999 and 1998 are presented below.

                                                                 1999         1998
                                                                 ----         ----
Deferred tax assets:
    Allowance for doubtful accounts receivable..............  $   60,000   $   60,000
    Inventory reserve.......................................     646,000      496,000
    Plant and equipment, principally due to capitalized
      leases and differences in depreciation................     (16,000)      27,000
    Compensated absences, principally due to accrual for
      financial reporting purposes..........................     395,000      331,000
    Deferred compensation...................................     250,000      154,000
    Net operating loss carryforwards........................   3,490,000    3,726,000
    Investment tax credit carryforwards.....................     440,000      440,000
    Alternative minimum tax credit carryforwards............      87,000       87,000
                                                              ----------   ----------
        Total gross deferred tax assets.....................   5,352,000    5,321,000
    Less valuation allowance................................    (777,000)  (5,321,000)
                                                              ----------   ----------
        Net deferred tax assets.............................  $4,575,000   $   --
                                                              ----------   ----------
                                                              ----------   ----------

    The Company provides for income taxes under the provisions of SFAS No. 109, 'Accounting for Income Taxes.' SFAS 109 requires an asset and liability based approach in accounting for income taxes. In assessing the realizability of deferred tax assets and liabilities, management considers whether it is more likely than not that some portion or all of them will not be realized. At July 31, 1998 the Company had a 100% valuation allowance against these gross deferred tax assets. During fiscal 1999, the Company concluded that a full valuation allowance was no longer necessary given its estimates of future earnings, which include substantial long-term contracts entered into in the first and fourth quarters of fiscal 1999 and the expected timing of temporary difference reversals. Accordingly, the Company reduced the valuation allowance to $777,000 during

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

fiscal 1999 and recorded deferred tax assets of $4,575,000 of which $3,155,000 was recorded in the fourth quarter. The Company must generate approximately $13,500,000 of taxable income to fully utilize its deferred tax assets. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

(9) STOCKHOLDERS' EQUITY

(a) OPTIONS AND WARRANT PLANS AND AGREEMENTS

    The Company has several option and warrant plans and agreements as follows:

    1982 Incentive Stock Option Plan -- The 1982 Incentive Stock Option and Appreciation Plan provided for the granting to key employees and officers of incentive stock options to purchase up to 240,000 shares of the Company's common stock through September 29, 1992 at prices not less than the fair market value of such shares on the date the option is granted. The plan expired on September 29, 1992. Options granted to purchase an aggregate of 16,350 shares remain outstanding.

    1993 Incentive Stock Option Plan -- The 1993 Incentive Stock Option Plan, as amended, provides for the granting to key employees and officers of incentive and non-qualified stock options to purchase up to 1,042,500 shares of the Company's common stock at prices generally not less than the fair market value at the date of grant with the exception of anyone who, prior to the grant, owns more than 10% of the voting power, the exercise price cannot be less than 110% of the fair market value. In addition, it provides formula grants to non-employee members of the Board of Directors. The term of the options may be no more than ten years. However, for incentive stock options granted to any employee who, prior to the granting of the option, owns stock representing more than 10% of the voting power, the option term maybe no more than five years. The plan expires in 2002, unless terminated earlier by the Board of Directors under conditions specified in the plan. As of July 31, 1999, the Company had granted incentive stock options representing the right to purchase an aggregate of 1,029,015 shares at prices ranging between $1.50 -- $7.50 per share, of which 69,600 options were canceled and 888,045 are outstanding at July 31, 1999. To date, options for 71,370 shares have been exercised.

    Warrant Issued Pursuant to Acquisition of CMDC -- As part of the asset purchase agreement for the acquisition of Mobile Datacom Corp. (see Note 12), which was incorporated into the Company as a wholly-owned subsidiary, Comtech Mobile Datacom Corp., the Company issued warrants to the owners and creditors to purchase 150,000 shares of the Company's common stock at an exercise price of $6.57. The warrants, which contain transferability restrictions, are exercisable for a period of five years commencing September 24, 1998, and shares purchased through the exercise of these warrants contain voting restrictions. Due to the transferability and voting restrictions and other conditions, no value was ascribed to these warrants for purposes of determining the cost of the acquisition.

(b) OPTION ACTIVITY

    The following table sets forth summarized information concerning the Company's stock options:

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

                                                                              WEIGHTED
                                                                          AVERAGE EXERCISE
                                                       NUMBER OF SHARES        PRICE
                                                       ----------------        -----
Outstanding at July 31, 1996.........................      363,870             $2.42
Granted..............................................       43,500              2.16
Expired/canceled.....................................      (21,810)             2.85
Exercised............................................      (64,590)             1.65
Outstanding at July 31, 1997.........................      320,970              2.55
Granted..............................................      583,125              2.99
Expired/canceled.....................................      (13,500)             2.13
Exercised............................................      (32,400)             2.00
Outstanding at July 31, 1998.........................      858,195              2.65
Granted..............................................      140,250              6.08
Expired/canceled.....................................       (5,688)             5.90
Exercised............................................      (88,362)             2.43
Outstanding at July 31, 1999.........................      904,395              3.40

Options exercisable at July 31, 1999.................      367,437              2.93
Options available for grant at July 31, 1999.........       83,085              --

    The options outstanding as of July 31, 1999 are summarized in ranges as follows:

     RANGE OF        WEIGHTED AVERAGE   NUMBER OF OPTIONS   WEIGHTED AVERAGE
  EXERCISE PRICES     EXERCISE PRICE       OUTSTANDING       REMAINING LIFE
  ---------------     --------------       -----------       --------------
   $1.50 - 2.50           $2.08              123,870            6 years
    2.51 - 4.99            3.09              663,525            8 years
    5.00 - 7.50            6.55              117,000            7 years

(c) STOCK-BASED COMPENSATION PLANS

    The Company has two stock option plans, the 1982 Incentive Stock Option and Appreciation Plan and the 1993 Incentive Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with SFAS Statement No. 123, the Company's net income and income per share would have been reduced to the following pro forma amounts:

                                                          1999         1998        1997
                                                          ----         ----        ----
Net income...................  As reported             $5,255,000   $1,104,000   $484,000
                               Pro forma                4,836,000      817,000    475,000
Net income per share.........  As reported   Basic          $1.27        $0.28      $0.13
                                             Diluted         1.15         0.27       0.12
                               Pro forma     Basic           1.17         0.21       0.12
                                             Diluted         1.06         0.19       0.12

    The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income and net income per share amounts presented above because compensation cost is reflected over the option's vesting period and compensation cost for options granted prior to August 1, 1995 was not considered.

    The per share weighted average fair value of stock options granted during 1999 and 1998 was $3.19 and $2.30, respectively, on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

    1999 -- expected dividend yield of 0%, risk-free interest rate of 5.86%, expected volatility of 69.5% and an expected option life of 10 years.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

    1998 -- expected dividend yield of 0%, risk-free interest rate of 6%, expected volatility of 63.32% and an expected option life of 10 years.

    1997 -- expected dividend yield of 0%, risk-free interest rate of 6%, expected volatility of 64.49% and an expected option life of 10 years.

(d) RESTRICTED COMMON STOCK

    In February 1994, a total of 180,000 (after effect of three-for-two stock split -- see Note 9(e)) restricted shares of the Company's common stock were granted by the Board of Directors to the principal officers of one of the Company's operating units, Comtech Communications Corp. ('CCC'), at a cost of $.10 per share. The award relates to services to be provided over future years and, as a result, the stock awards are subject to certain restrictions which may be removed earlier upon CCC attaining certain business plan milestones, as provided in the agreement, but no later than ten years from the date of the award. The excess of market value over cost of the shares awarded of $633,000 was recorded as deferred compensation and is being amortized to expense over a ten-year period subject to the aforementioned accelerated provisions, if appropriate, as evaluated on an annual basis. The deferred compensation is reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheet. During fiscal 1997, 60,000 of such shares were forfeited due to the termination of an officer's employment prior to vesting.

    In October 1998, a total of 225,000 (after effect of three-for-two stock split -- see Note 9(e)) restricted shares of the Company's common stock were granted by the Board of Directors to the principal officers and employees of the Company's new subsidiary, Comtech Mobile Datacom Corp. ('CMDC'), at a cost of $.10 per share. The award relates to services to be provided over future years and, as a result, the stock awards are subject to certain restrictions which may be removed earlier upon CMDC attaining certain business plan milestones, as provided in the agreement, but no later than ten years from the date of the award. The excess of market value over cost of the shares awarded of $1,041,000 was recorded as deferred compensation and is being amortized to expense over a ten-year period subject to the aforementioned accelerated provisions, if appropriate, as evaluated on an annual basis. The deferred compensation is reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheet as of July 31, 1999.

(e) STOCK SPLIT

    On July 6, 1999, the Company's Board of Directors authorized a three-for-two stock split effected in the form of a 50% stock dividend payable July 30, 1999 to stockholders of record on July 16, 1999. All share and per share amounts in the accompanying consolidated financial statements have been restated to reflect the stock split.

(10) SEGMENT AND PRINCIPAL CUSTOMER INFORMATION

    Effective July 31, 1999, the Company adopted SFAS No. 131, 'Disclosures about Segments of an Enterprise and Related Information.' Reportable operating segments are determined based on the Company's management approach. The management approach, as defined by SFAS No. 131, is based on the way that the chief operating decision-maker organizes the segments within an enterprise for making operating decisions and assessing performance. While the Company's results of operations are primarily reviewed on a consolidated basis, the chief operating decision-maker also manages the enterprise in four segments: (I) Telecommunications Transmission, (II) RF Microwave Amplifiers, (III) Mobile Data Communications Services and (IV) Wireless Local Loop, which is being discontinued. Telecommunications Transmission products include modems, frequency converters, satellite VSAT transceivers and antennas and over-the-horizon microwave

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

communications products and systems. RF Microwave Amplifier products include high-power amplifier products that use the microwave and radio frequency spectrums. Mobile Data Communications Services include two-way messaging links between mobile platforms or remote sites and user headquarters using satellite, terrestrial microwave or Internet links. Corporate assets consist principally of cash, deferred tax assets and intercompany receivables. Corporate losses result from such corporate expenses as legal, accounting and executive. Sales between segments were negligible. Eliminations consist of intercompany balances.

                                                            MOBILE DATA
                       TELECOMMUNICATIONS   RF MICROWAVE   COMMUNICATIONS   CORPORATE
                          TRANSMISSION       AMPLIFIERS       SERVICES      AND OTHERS   ELIMINATIONS    TOTAL
                          ------------       ----------       --------      ----------   ------------    -----
                                                       (IN THOUSANDS)
     FISCAL 1999
     -----------
Net sales............       $23,045           $14,523          $  318        $  --                      $37,886
Operating income
  (loss).............         2,296             2,503            (309)        (1,663)                     2,827
Interest income......            10              --               --              55                         65
Interest expense.....            38               152              11              3                        204
Depreciation and
  amortization.......           461               714              87            248                      1,510
Expenditure for
  long-lived
  assets.............           791               326           1,734              3                      2,854
Total assets.........        16,907             8,409           2,691         15,494        (13,654)     29,847

     FISCAL 1998
     -----------
Net sales............        13,047            17,067             --           --                        30,114
Operating income
  (loss).............           123             2,565             --          (1,236)                     1,452
Interest income......          --                --               --              36                         36
Interest expense.....            52               160             --              22                        234
Depreciation and
  amortization.......           506               653             --              47                      1,206
Expenditure for
  long-lived
  assets.............           669               850             --           --                         1,519
Total assets.........         4,433             9,207             --          11,930         (5,860)     19,710

     FISCAL 1997
     -----------
Net sales............        12,513            12,233             --           --                        24,746
Operating income
  (loss).............           356             1,296             --          (1,014)                       638
Interest income......          --                  14             --              19                         33
Interest expense.....            58               214             --              12                        284
Depreciation and
  amortization.......           515               550             --             (10)                     1,055
Expenditures for
  long-lived
  assets.............           440               511             --           --                           951
Total assets.........         8,116             9,346             --          12,502       (12,004)      17,960

    Sales to one customer in fiscal 1999 and to different customers in fiscal 1998 and 1997 represented 27.0% and 12.2% and 10.2% of the consolidated net sales, respectively. Such sales were made from the Telecommunications Transmission business segment in 1999 and 1997, and

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

from the RF Microwave Amplifier business segment in 1998. During fiscal 1999, 1998 and 1997, approximately 15.6%, 19.5% and 17.0%, respectively, of the Company's net sales resulted from contracts with the United States government and its agencies. Export sales comprised 60.1%, 46.5% and 57.3% of net sales in fiscal 1999, 1998 and 1997, respectively. Export sales include sales to domestic companies for inclusion in products that will be sold to international customers.

(11) COMMITMENTS AND CONTINGENCIES

(a) OPERATING LEASES

    The Company is obligated under noncancellable operating lease agreements. At July 31, 1999, the future minimum lease payments under operating leases are as follows:

    2000........................................................  $  355,000
    2001........................................................     355,000
    2002........................................................     193,000
    2003........................................................     196,000
                                                                  ----------
                                                                  $1,099,000
                                                                  ----------
                                                                  ----------

    Lease expense charged to operations was $301,000, $140,000 and $123,000 in fiscal 1999, 1998 and 1997, respectively.

(b) UNITED STATES GOVERNMENT CONTRACTS

    Certain of the Company's contracts are subject to audit by applicable governmental agencies. Until such audits are completed, the ultimate profit on these contracts cannot be determined; however, it is management's belief that the final contract settlements will not have a material adverse effect on the Company's consolidated financial condition.

(c) LITIGATION

    The Company is subject to certain legal actions which arise out of the normal course of business. It is management's belief that the outcome of these actions will not have a material adverse effect on the Company's consolidated financial position.

(d) EMPLOYMENT CONTRACT

    Mr. Kornberg, the Company's Chairman of the Board of Directors, Chief Executive Officer and President is employed pursuant to an agreement which was amended and restated in January 1998 which provides, among other things, for his employment until 2003 at a current basic compensation of $295,000 per annum plus such additional amounts, if any, as the Board of Directors may from time to time determine.

(12) ACQUISITIONS

    In the first quarter of fiscal 1999, the Company formed two subsidiaries, Comtech Mobile Datacom Corp. ('CMDC') and Comtech Wireless, Inc. ('CWI') to acquire the assets and assume certain liabilities of two businesses. The purchase price of the business acquired by CMDC amounted to $628,000 consisting of cash of $100,000, 150,000 shares of restricted common stock, valued at $528,000, and warrants to purchase 150,000 shares of common stock at an exercise price of $6.57 per share. The purchase price of the business acquired by CWI amounted to $350,000 consisting of $100,000 of cash and a non-recourse note payable of $250,000. The assets acquired

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             JULY 31, 1999 AND 1998

were inventories and equipment. Both acquisitions were accounted for as purchases whereby the assets and liabilities of the businesses acquired were consolidated with those of the Company from their respective acquisition dates. The excess of the purchase price over the fair value of the net assets of the business acquired by CMDC approximated $1,701,000 and is being amortized over a 20-year period. This amount is included in intangible assets in the accompanying consolidated balance sheet. Effective July 31, 1999, the operations of the business acquired by CWI are being discontinued (see Note 13). The pro forma effect of the acquisition of CMDC was not material to the results of operations for the years ended July 31, 1999 and 1998.

(13) DISCONTINUED OPERATIONS

    Based upon CWI's disappointing fiscal 1999 results of operations and its uncertain future prospects, in September 1999, the Board of Directors approved a plan to liquidate CWI by January 31, 2000. The consolidated financial statements of the Company have been reclassified to reflect the effects of the Company's decision to account for the disposal of CWI as a discontinued operation. Accordingly, costs and expenses, assets and liabilities, and cash flows associated with CWI have been excluded from the respective captions in the accompanying consolidated balance sheet, statements of operations and statements of cash flows. Components of amounts included in the net liabilities of discontinued operations in the accompanying consolidated balance sheet are as follows:

                                                              JULY 31, 1999
                                                              -------------
Inventory...................................................    $ 293,000
Provision for operating losses during phase out period......     (430,000)
                                                                ---------
                                                                $(137,000)
                                                                ---------
                                                                ---------

    The Company expects to liquidate the operations of CWI by January 31, 2000 and has estimated a loss of $470,000 on disposal of CWI's assets and $430,000 for operating losses through January 31, 2000. CWI had no revenue in fiscal 1999 and expenses of $942,000.

(14) STOCKHOLDER RIGHTS PLAN

    On December 15, 1998, the Company's Board of Directors approved the adoption of a stockholder rights plan in which one stock purchase right ('Right') was distributed as a dividend on each outstanding share of the Company's common stock to stockholders of record at the close of business on January 4, 1999. Under the plan, the Rights will be exercisable only if triggered by a person or group's acquisition of 15% or more of the Company's common stock. If triggered, each Right, other than Rights held by the acquiring person or group, would entitle its holder to purchase a specified number of the Company's common shares for 50% of their market value at that time. Unless a 15% acquisition has occurred, the Rights may be redeemed by the Company at any time prior to the termination date of the plan.

    This Right to purchase common stock at a discount will not be triggered by a person's or group's acquisition of 15% or more of the common stock pursuant to a tender or exchange offer which is for all outstanding shares at a price and on terms that Comtech's Board of Directors determines (prior to acquisition) to be adequate and in the best interest of the Company and its stockholders. The Rights will expire on December 15, 2008.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                              OCTOBER 31, 1999   JULY 31, 1999
                                                              ----------------   -------------
                                                                (UNAUDITED)
                           ASSETS
Current assets:
    Cash and cash equivalents...............................    $ 1,397,000       $ 5,896,000
    Accounts receivable, less allowance for doubtful
      accounts of $145,000 at October 31, 1999 and July 31,
      1999..................................................      9,577,000         5,152,000
    Inventories, net........................................      8,166,000         7,879,000
    Prepaid expenses and other current assets...............        328,000           138,000
    Deferred tax asset -- current...........................      1,391,000         1,658,000
    Net assets of discontinued operations...................         80,000           --
                                                                -----------       -----------
Total current assets........................................     20,939,000        20,723,000
Property, plant and equipment, net..........................      4,202,000         4,310,000
Intangible assets, net of amortization......................      1,599,000         1,623,000
Other assets................................................        258,000           274,000
Deferred tax asset -- non current...........................      2,917,000         2,917,000
                                                                -----------       -----------
                                                                $29,915,000       $29,847,000
                                                                -----------       -----------
                                                                -----------       -----------
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Current installments of long-term debt (including
      payable to related party of $323,000 at October 31,
      1999 and $316,000 at July 31, 1999)...................    $   566,000       $   605,000
    Accounts payable........................................      5,166,000         3,763,000
    Accrued expenses and other current liabilities..........      3,891,000         6,026,000
    Net liabilities of discontinued operations..............       --                 137,000
                                                                -----------       -----------
        Total current liabilities...........................      9,623,000        10,531,000
    Long-term debt, less current installments (including
      payable to related party of $418,000 at October 31,
      1999 and $501,000 at July 31, 1999)...................        825,000           959,000
    Other long-term liabilities.............................        448,000           --
                                                                -----------       -----------
        Total liabilities...................................     10,896,000        11,490,000
                                                                -----------       -----------
Stockholders' equity:
    Preferred stock, par value $.10 per share; shares
      authorized and unissued 2,000,000.....................       --                 --
    Common stock, par value $.10 per share; authorized
      15,000,000 shares; issued 4,496,741 shares at October
      31, 1999 and 4,471,368 shares at July 31, 1999........        450,000           447,000
    Additional paid-in capital..............................     23,866,000        23,801,000
    Accumulated deficit.....................................     (4,211,000)       (4,746,000)
                                                                -----------       -----------
                                                                 20,105,000        19,502,000
Less:
    Treasury stock (82,500 shares at October 31, 1999 and
      July 31, 1999)........................................       (184,000)         (184,000)
    Deferred compensation expense...........................       (902,000)         (961,000)
                                                                -----------       -----------
                                                                 19,019,000        18,357,000
                                                                -----------       -----------
Commitments and contingencies
                                                                $29,915,000       $29,847,000
                                                                -----------       -----------
                                                                -----------       -----------

          See accompanying notes to consolidated financial statements

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   THREE MONTHS ENDED
                                                                       OCTOBER 31,
                                                                       (UNAUDITED)
                                                              -----------------------------
                                                                 1999              1998
                                                                 ----              ----
Net sales...................................................  $11,747,000       $ 8,735,000
                                                              -----------       -----------
Operating costs and expenses:
    Cost of sales...........................................    8,406,000         6,008,000
    Selling, general and administrative.....................    1,946,000         1,640,000
    Research and development................................      530,000           478,000
                                                              -----------       -----------
        Total operating costs and expenses..................   10,882,000         8,126,000
                                                              -----------       -----------
Operating income from continuing operations.................      865,000           609,000
Other (expense) income:
    Interest expense........................................      (37,000)          (52,000)
    Interest income.........................................       32,000            19,000
    Other income............................................      --                  2,000
                                                              -----------       -----------
Income from continuing operations before provision for
  income taxes..............................................      860,000           578,000
Provision for income taxes..................................      325,000            45,000
                                                              -----------       -----------
Income from continuing operations...........................      535,000           533,000
Loss from operations of discontinued segment................      --               (139,000)
                                                              -----------       -----------
Net income..................................................  $   535,000       $   394,000
                                                              -----------       -----------
                                                              -----------       -----------
Basic income (loss) per share:
    Income from continuing operations.......................  $      0.12       $      0.14
    Loss from operations of discontinued segment............      --                  (0.04)
                                                              -----------       -----------
    Basic income per share..................................  $      0.12       $      0.10
                                                              -----------       -----------
                                                              -----------       -----------
Diluted income (loss) per share:
    Income from continuing operations.......................  $      0.11       $      0.12
    Loss from operations of discontinued segment............      --                  (0.03)
                                                              -----------       -----------
    Diluted income per share................................  $      0.11       $      0.09
                                                              -----------       -----------
                                                              -----------       -----------
Weighted average number of common shares outstanding --basic
  computation...............................................    4,399,000         3,926,000
Potential dilutive common shares............................      683,000           345,000
                                                              -----------       -----------
Weighted average number of common and common equivalent
  shares outstanding assuming dilution -- diluted
  computation...............................................    5,082,000         4,271,000
                                                              -----------       -----------
                                                              -----------       -----------

          See accompanying notes to consolidated financial statements.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   THREE MONTHS ENDED
                                                                       OCTOBER 31,
                                                                       (UNAUDITED)
                                                              -----------------------------
                                                                 1999              1998
                                                                 ----              ----
Cash flows from operating activities:
Net income..................................................  $   535,000       $   394,000
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
    Loss from discontinued operations.......................      --                139,000
    Depreciation and amortization...........................      418,000           353,000
    Deferred income tax provision...........................      267,000           --
    Changes in assets and liabilities, net of effects of
      acquisitions:
      Accounts receivable...................................   (4,425,000)          556,000
      Inventories...........................................     (287,000)          (36,000)
      Prepaid expenses and other current assets.............     (190,000)          (74,000)
      Other assets..........................................       (1,000)            8,000
      Accounts payable......................................    1,403,000           (72,000)
      Accrued expenses and other current liabilities........   (2,134,000)         (278,000)
      Other liabilities.....................................      448,000           --
                                                              -----------       -----------
        Net cash (used in) provided by continuing
          operations........................................   (3,966,000)          990,000
        Net cash used in discontinued operations............     (218,000)         (139,000)
                                                              -----------       -----------
        Net cash (used in) provided by operating
          activities........................................   (4,184,000)          851,000
                                                              -----------       -----------
Cash flows from investing activities:
Purchase of property, plant and equipment...................     (210,000)         (265,000)
Payment for business acquisitions net of cash acquired......      --               (173,000)
                                                              -----------       -----------
        Net cash used in investing activities...............     (210,000)         (438,000)
                                                              -----------       -----------
Cash flows from financing activities:
Principal payments on long-term debt........................     (173,000)         (212,000)
Exercise of stock options...................................       68,000             2,000
                                                              -----------       -----------
        Net cash used in financing activities...............     (105,000)         (210,000)
                                                              -----------       -----------
Net increase (decrease) in cash and cash equivalents........   (4,499,000)          203,000
Cash and cash equivalents at beginning of period............    5,896,000         2,746,000
                                                              -----------       -----------
Cash and cash equivalents at end of period..................  $ 1,397,000       $ 2,949,000
                                                              -----------       -----------
                                                              -----------       -----------
Supplemental cash flow disclosure
Cash paid during the period for:
    Interest................................................  $    37,000       $    52,000
    Income taxes............................................      104,000           133,000

          See accompanying notes to consolidated financial statements.

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) GENERAL

    The accompanying consolidated financial statements as of October 31, 1999 and for the three months ended October 31, 1999 and 1998 are unaudited. In the opinion of management, the information furnished reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited interim periods. The results of operations for the three months ended October 31, 1999 are not necessarily indicative of the results of operations to be expected for the full year.

    These financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal year ended July 31, 1999 and the notes thereto contained in the Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission on October 29, 1999.

(2) RECLASSIFICATIONS

    Certain balances in the prior fiscal quarter have been reclassified to conform to the current fiscal quarter and fiscal year-end presentation.

(3) COMPREHENSIVE INCOME

    The Company's operations did not give rise to items includible in comprehensive income which were not already included in net income. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

(4) ACCOUNTS RECEIVABLE

    Accounts receivable consist of the following:

                                                              OCTOBER 31,    JULY 31,
                                                                 1999          1999
                                                              -----------   ----------
Accounts receivable from commercial customers...............  $5,833,000    $3,924,000
Unbilled receivables (including retainages) on contracts-in-
  progress..................................................   3,273,000     1,154,000
Amounts receivable from the United States government and its
  agencies..................................................     616,000       219,000
                                                              ----------    ----------
                                                               9,722,000     5,297,000
Less allowance for doubtful accounts........................     145,000       145,000
                                                              ----------    ----------
    Accounts receivable, net................................  $9,577,000    $5,152,000
                                                              ----------    ----------
                                                              ----------    ----------

(5) INVENTORIES

    Inventories consist of the following:

                                                              OCTOBER 31,    JULY 31,
                                                                 1999          1999
                                                              -----------   ----------
Raw materials and components................................  $4,495,000    $3,553,000
Work-in-process.............................................   5,794,000     5,798,000
                                                              ----------    ----------
                                                              10,289,000     9,351,000
                                                              ----------    ----------
Less:
    Progress payments.......................................     978,000       302,000
    Inventory reserves......................................   1,145,000     1,170,000
                                                              ----------    ----------
        Inventories -- net..................................  $8,166,000    $7,879,000
                                                              ----------    ----------
                                                              ----------    ----------

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(6) ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist of the following:

                                                              OCTOBER 31,    JULY 31,
                                                                 1999          1999
                                                              -----------   ----------
Customer advances and deposits..............................  $  184,000    $2,798,000
Accrued wages and benefits..................................   1,782,000     1,603,000
Accrued commissions.........................................   1,585,000       915,000
Other.......................................................     253,000       710,000
                                                              ----------    ----------
                                                              $3,804,000    $6,026,000
                                                              ----------    ----------
                                                              ----------    ----------

(7) LONG-TERM DEBT

    Long-term debt consists of the following:

                                                              OCTOBER 31,    JULY 31,
                                                                 1999          1999
                                                              -----------   ----------
Obligations under capital leases............................  $1,391,000    $1,564,000
Less current installments...................................     566,000       605,000
                                                              ----------    ----------
                                                              $  825,000    $  959,000
                                                              ----------    ----------
                                                              ----------    ----------

(8) INCOME TAXES

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(9) EARNINGS PER SHARE

    The Company calculates earning per share ('EPS') in accordance with the Statement of Financial Accounting Standards ('SFAS') No. 128, 'Earnings per Share.' Basic EPS are computed based on the weighted average number of shares outstanding. Diluted EPS reflects the maximum dilution from potential common stock issuable pursuant to the exercise of stock options and warrants, if dilutive, outstanding during each period. All share and per share amounts have been restated to reflect a three-for-two stock split effective July 30, 1999.

(10) SEGMENT AND PRINCIPAL CUSTOMER INFORMATION

    The Company adopted SFAS No 131, 'Disclosures about Segments of an Enterprise and Related Information.' Reportable operating segments are determined based on the Company's management approach. The management approach, as defined by SFAS No. 131, is based on the way that the chief operating decision-maker organizes the segments within an enterprise for making operating decisions and assessing performance. While the Company's results of operations are primarily reviewed on a consolidated basis, the chief operating decision-maker also manages the enterprise in four segments:
(I) Telecommunications Transmission, (II) RF Microwave Amplifiers,
(III) Mobile Data Communications Services and (IV) Wireless Local Loop, which is being discontinued. Telecommunications Transmission products include modems, frequency

               COMTECH TELECOMMUNICATIONS CORP. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

converters, satellite VSAT transceivers and antennas and over-the-horizon microwave communications products and systems. RF Microwave Amplifier products include high-power amplifier products that use the microwave and radio frequency spectrums. Mobile Data Communications Services include two-way messaging links between mobile platforms or remote sites and user headquarters using satellite, terrestrial microwave or Internet links. Corporate assets consist principally of cash, deferred tax assets and intercompany receivables. Corporate losses result from such corporate expenses as legal, accounting and executive. Sales between segments were negligible. Eliminations consist of intercompany balances.

                                                            MOBILE DATA     CORPORATE
                       TELECOMMUNICATIONS   RF MICROWAVE   COMMUNICATIONS      AND
                          TRANSMISSION       AMPLIFIERS       SERVICES       OTHERS     ELIMINATIONS    TOTAL
                          ------------       ----------       --------       ------     ------------    -----
                                                           (IN THOUSANDS)
 THREE MONTHS ENDED
  OCTOBER 31, 1999
---------------------
Net sales............       $ 9,453            $2,149          $  145        $   --                    $11,747
Operating income
  (loss).............         1,471               (60)            (81)         (465)                       865
Interest income......            --                --                            32                         32
Interest expense.....             8                28               1            --                         37
Depreciation and
  amortization.......           154               185              79            --                        418
Expenditures for
  long-lived assets..            93                54              57             6                        210
Total assets.........        12,405             8,255           3,333         9,972        (4,050)      29,915

 THREE MONTHS ENDED
  OCTOBER 31, 1998
  ----------------
Net sales............         4,643             4,066              26            --                      8,735
Operating income
  (loss).............           479               594             (56)         (408)                       609
Interest income......            --                --              --            19                         19
Interest expense.....            10                42              --            --                         52
Depreciation and
  amortization.......           121               201              --            31                        353
Expenditures for
  long-lived assets..           127               125              --            --                        252
Total assets.........         8,809             7,771           2,466         7,069        (4,027)      22,088

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

[The inside back cover of this prospectus contains a diagram outlining the transmission modes of our Telecommunications Transmission Segment. The diagram has drawings of a fax machine, personal computer, telephone, television and cellular phone. Each drawing is connected by a line to a box labeled 'Local Network and Switching.' Five lines connect this box to the following drawings showing transmission modes: two earth based stations transmitting to each other via a space based satellite (labeled 'Satellite'); cable connections (labeled 'Cable'); transmission wires (labeled 'Wire'); two earth based stations transmitting directly to each other (labeled 'Line of Sight'); and two earth based stations transmitting to each other over the horizon (labeled 'Troposcatter'). Each drawing is connected to a box labeled 'Local and Network Switching' which is in turn connected by lines to diagrams of a fax machine, personal computer, telephone, television and cellular phone.]




     The overall telecommunications market can be divided into three broad categories: end user or subscriber on-premises equipment; local network and switching; and long distance transmission of voice, data, facsimile and video. Comtech's Telecommunications Transmission business segment provides sophisticated products and systems for information transmission in satellite, over-the-horizon microwave and line-of-sight telecommunications systems.

================================================================================




                                 [Comtech Logo]




                              -------------------
                                   PROSPECTUS
                              -------------------




                               ABN AMRO ROTHSCHILD
                        A DIVISION OF ABN AMRO INCORPORATED


                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED


                          HCFP/BRENNER SECURITIES, LLC




================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses, other than underwriters' discounts and commissions, in connection with the issuance and distribution of the securities being registered under the prospectus are as follows (all amounts other than Securities and Exchange Commission, NASD, and Nasdaq National Market fees are estimated).

Securities and Exchange Commission registration fee.........  $ 10,824
NASD registration fee.......................................     4,600
Nasdaq National Market additional listing fee...............    17,500
Blue Sky fees and expenses..................................     5,000
Transfer agent's fees and expenses..........................     3,500
Underwriters' expense allowance.............................    60,000
Printing and engraving costs................................    85,000
Accounting fees and expenses................................    50,000
Legal fees and expenses (other than Blue Sky fees and
  expenses).................................................   250,000
Miscellaneous...............................................    13,576
                                                              --------
    Total...................................................  $500,000
                                                              --------
                                                              --------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    You can find this information in the prospectus under the caption 'Description of Capital Stock -- Liability of Directors and Officers,' which is incorporated herein by reference.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits


EXHIBIT                                                                  INCORPORATED BY
  NO.                           DESCRIPTION                                REFERENCE TO
  ---                           -----------                                ------------
   1    -- Revised Form of Underwriting Agreement between the
           Registrant; ABN AMRO Incorporated, Stifel, Nicolaus &
           Company, Incorporated, and HCFP/Brenner Securities,
           LLC as Representatives of the Underwriters
   3(a) -- Certificate of Incorporation of the Registrant........  Exhibit 3(a) to the
                                                                     Registrant's fiscal 1987
                                                                     Form 10-K
   3(b)  -- Amendment to the Certificate of Incorporation
            effecting the five-to-one reverse stock split........  Exhibit 3(b) to the
                                                                     Registrant's fiscal 1991
                                                                     Form 10-K
   3(c)  -- Amended and Restated By-Laws of the Registrant.......  Exhibit 3(c) to the
                                                                     Registrant's fiscal 1987
                                                                     Form 10-K
   3(d)  -- Amendment to the Certificate of Incorporation
            increasing authorized shares to 12 million...........  Exhibit 3(d) to the
                                                                     Registrant's fiscal 1994
                                                                     Form 10-K
   3(e)  -- Amendment to the Certificate of Incorporation
            increasing the authorized shares to 15 million.......  Exhibit 3(e) to Registrant's fiscal 1998 Form 10-K


EXHIBIT                                                                  INCORPORATED BY
  NO.                           DESCRIPTION                                REFERENCE TO
  ---                           -----------                                ------------
   3(f)  -- Form of Certificate of Designation of the Series A
            Junior Participating Preferred Stock.................  Exhibit A to Exhibit 4.1
                                                                     to the Registrant's
                                                                     Form 8-A/A dated
                                                                     December 23, 1998
   3(g)  -- Amendment to Certificate of Incorporation increasing the authorized shares to 32 million*
   4     -- Rights Agreement dated as of December 15, 1998
            between the Registrant and American Stock Transfer
            and Trust Company, as Rights Agent...................  Exhibit 4.1 to the
                                                                     Registrant's Form 8-A/A
                                                                     dated December 23, 1998
   5     -- Legal Opinion of Proskauer Rose LLP*
  10(a)  -- Amended and Restated Employment Agreement dated
            January 14, 1998 between the Registrant and Fred
            Kornberg.............................................  Exhibit 10(a) to the
                                                                     Registrant's fiscal 1992
                                                                     Form 10-K
  10(b)  -- 1982 Incentive Stock Option and Appreciation Plan...  Exhibit A to the
                                                                   Registrant's Proxy Statement
                                                                     dated October 29, 1982
  10(c)  -- Lease and amendment thereto on the Melville
            Facility.............................................  Exhibit 10(k) to the
                                                                     Registrant's fiscal 1992
                                                                     Form 10-K
  10(d)  -- Amended and Restated 1993 Incentive Stock Option
            Plan.................................................  Appendix A to the
                                                                     Registrant's Proxy
                                                                     Statement dated
                                                                     November 3, 1997
  10(e)  -- Time Accelerated Restricted Stock Purchase
            Agreements between Registrant and Principals of
            Comtech Communications Corp. operating unit..........  Exhibit 10(j) to the
                                                                     Registrant's fiscal 1994
                                                                     Form 10-K
  10(f)  -- Time Accelerated Restricted Stock Purchase
            Agreements between Registrant and Principals of
            Comtech Mobile Datacom Corp. operating unit..........  Exhibit 10(f) to the
                                                                     Registrant's fiscal 1999
                                                                     Form 10-K
  10(g)  -- Movement Tracking System Contract between Comtech
            Mobile Datacom Corp. and U.S. Army's CECOM
            Acquisition Center dated June 24, 1999 (certain
            portions of this agreement have been omitted and
            filed separately with the Securities and Exchange
            Commission pursuant to a request for confidential
            treatment)...........................................  Exhibit 10(g) to the
                                                                     Registrant's fiscal 1999
                                                                     Form 10-K
  10(h)  -- License Agreement between Vistar Telecommunications
            Inc. and Comtech Mobile Datacom Corp. dated August
            31, 1999 (certain portions of this agreement have
            been omitted and filed separately with the Securities
            and Exchange Commission pursuant to a request for
            confidential treatment)..............................  Exhibit 10(h) to the
                                                                     Registrant's fiscal 1999
                                                                     Form 10-K

EXHIBIT                                                                  INCORPORATED BY
  NO.                           DESCRIPTION                                REFERENCE TO
  ---                           -----------                                ------------
  10(i)  -- 2000 Stock Incentive Plan...........................  Appendix A to the
                                                                    Registrant's Proxy
                                                                    Statement dated
                                                                    November 8, 1999
  22     -- Subsidiaries........................................  Exhibit 21 to the
                                                                    Registrant's fiscal 1999
                                                                    Form 10-K
  23(a)  -- Consent of KPMG LLP
  23(b)  -- Consent of Proskauer Rose LLP (contained in
            Exhibit 5)
  24     -- Power of Attorney (contained in the signature pages
            to this registration statement)*
  27     -- Financial Data Schedule.............................  Exhibit 27 to the
                                                                    Registrant's fiscal 1999
                                                                    Form 10-K

---------

* Previously filed.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes that:

        A. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        B. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

        D. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by the director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and authorized this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on the 16th day of February, 2000.



                                          COMTECH TELECOMMUNICATIONS CORP.




                                          By:          /s/ FRED KORNBERG
                                             -----------------------------------
                                                        FRED KORNBERG
                                                CHAIRMAN OF THE BOARD, CHIEF
                                                    EXECUTIVE OFFICER,
                                                   PRESIDENT AND DIRECTOR



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in their respective capacities and on the respective dates set forth opposite their names.



               SIGNATURE                                CAPACITY                       DATE
               ---------                                --------                       ----
           /S/ FRED KORNBERG             Chairman of the Board,                  February 16, 2000
   --------------------------------        Chief Executive Officer,
            (FRED KORNBERG)                President and Director
                                           (Principal Executive Officer)

                   *                     Senior Vice President and Chief         February 16, 2000
   --------------------------------        Financial Officer
       (J. PRESTON WINDUS, JR.)            (Principal Financial and Accounting
                                           Officer)

                   *                     Director                                February 16, 2000
   --------------------------------
          (GERARD R. NOCITA)

                   *                     Director                                February 16, 2000
   --------------------------------
         (GEORGE BUGLIARELLO)

                   *                     Director                                February 16, 2000
   --------------------------------
         (RICHARD L. GOLDBERG)

                   *                     Director                                February 16, 2000
   --------------------------------
            (SOL S. WEINER)

                   *                     Director                                February 16, 2000
   --------------------------------
            (JOHN B. PAYNE)

*By     /S/ FRED KORNBERG
   --------------------------------
             FRED KORNBERG
          AS ATTORNEY-IN-FACT